

PETROPAVLOVSK

26th January 2010

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA



Peter Hambro Mining

RE: ~~Petropavlovsk Plc~~
Exemption No. 082-34734

Dear Sir and Madam:

Enclosed is the following information required to be furnished by Petropavlovsk Plc (former name: Peter Hambro Mining Plc) to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) the Securities Exchange Act of 1934:

Announcement of:

- 26th January 2010 – Notice of EGM;
- 22nd January 2010 – Convertible Bonds pricing;
- 22nd January 2010 - Convertible Bonds Press Release;
- 21st January 2010 - 2009 Full Year & Fourth Quarter Trading Update;
- 7th January 2010 - TR Notification of major interest in shares;
- 4th January 2010 - TR Notification of major interest in shares;
- 29th December 2009 - TR Notification of major interest in shares;
- 22nd December 2009 - TR Notification of major interest in shares;
- 18th December 2009 – Director's Dealings;
- 16th December 2009 – TR Notification of major interest in shares;
- 16th December 2009 – Reorganisation of Director's Holdings;
- 16th December 2009 – Update ahead of Year End and Production Guidance;
- 10th December 2009 - Total Voting Rights;
- 8th December 2009 - Total Voting Rights;
- 7th December 2009 – Issuer Call reminder;
- 4th December 2009 - Total Voting Rights;
- 4th December 2009 – Notification of major interest in shares;
- 3rd December 2009 - Total Voting Rights;
- 2nd December 2009 - Total Voting Rights;
- 1st December 2009 - Total Voting Rights;
- 30th November 2009 – Total Voting Rights;
- 27th November 2009 – Total Voting Rights;
- 26th November 2009 – Total Voting Rights;
- 25th November 2009 - TR1 Massachusetts Mutual;
- 20th November 2009 – Total Voting Rights;

dlw 2/2

Petropavlovsk PLC
11 Grosvenor Place
Belgravia
London SW1X 7HH

T: +44(0)20 7201 8900
F: +44(0)20 7201 8901
contact@petropavlovsk.net
www.petropavlovsk.net


THE QUEEN'S AWARDS FOR ENTERPRISE 2006 TO PETER HAMBRO MINING PLC

Registered Office as shown
Registered in England and Wales
Number: 4343841

- 18th November 2009 – Directors' Dealings / Total Voting Rights;
- 13th November 2009 – Redemption Notice;
- 30th October 2009 Petropavlovsk Plc – TR Notification;
- 22nd October 2009 Petropavlovsk Plc Application for Listing / Total Voting Rights;
- 20th October 2009 Petropavlovsk Plc Directors' Share Dealings;
- 20th October 2009 Petropavlovsk Plc Production Report for Q3 2009 and Interim Management Statement;
- 19th October 2009 Petropavlovsk Plc Production Report for Q3 2009 and Interim Management Statement;
- 13th October 2009 Petropavlovsk Plc agreement with Xuan Yuan Industrial Development Co. Ltd. to develop the K&S iron ore project;
- 6th October 2009 - Petropavlovsk participation with Leader fund management company in Russian gold fund;

24th September 2009 Petropavlovsk Plc (formerly Peter Hambro Mining Plc) - Announcement of results of Tender Offer and Consent Solicitation;

- 24th September 2009 Peter Hambro Mining Plc - Change of Name;
- 14th September 2009 Peter Hambro Mining Plc - Extraordinary General Meeting;
- 10th September 2009 Peter Hambro Mining Plc - Tender Offer and Consent Solicitation: Update.

Yours faithfully

PETROPAVLOVSK PLC

By: 

Heather Williams
Company Secretary



PRESS RELEASE

26 January 2010

Notice of Extraordinary General Meeting

Petropavlovsk PLC (the "Company") announces that, further to the announcements on 21 and 22 January 2010 relating to the launch of an offering of approximately USD330 million of unsecured Convertible Bonds due 2015, the Notice for the Company's Extraordinary General Meeting ("EGM") has been sent to shareholders and is also available on the Company's website www.petropavlovsk.net.

The EGM will be held at 11.30 a.m. on 10 February 2010 at 11 Grosvenor Place, London SW1X 7HH.

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900

Alya Samokhvalova - Group Head of External Communications

Merlin +44 (0) 207726 8400

David Simonson

Tom Randell

Petropavlovsk PLC
11 Grosvenor Place
Belgravia
London SW1X 7HH

contact@petropavlovsk.net
www.petropavlovsk.net
T: +44(0)20 7201 8900

Petropavlovsk PLC – Convertible Bond
London, 22 January 2010

Petropavlovsk PLC
Convertible Bond pricing

NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, JAPAN, AUSTRALIA OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW

Following the closing of the bookbuild period, Petropavlovsk PLC ("Petropavlovsk", the "Company", or, together with its subsidiaries, the "Group") announces the successful placement of its offering of USD330 million of senior unsecured Convertible Bonds (the "Bonds") due 2015 (the "Offering"), announced earlier today.

The Bonds will have a coupon of 4.00% payable semi-annually in arrear and will be convertible into fully paid ordinary shares of 1p each of the Company ("Ordinary Shares"). The conversion price has been set at £12.9345, representing a premium of 32.5% to the volume weighted average price ("VWAP") of the Ordinary Shares on the London Stock Exchange between launch and pricing, determined using a fixed exchange rate of USD1.6244= £1.

Conversion rights relating to shares underlying the Bonds representing greater than 5% of the current issued Ordinary Shares will only be physically settled if this is approved by shareholders of the Company at an extraordinary general meeting expected to be held on or around 10 February 2010.

The announced size of USD330 million may be increased by up to USD50 million by way of an over-allotment option granted to J.P. Morgan Securities Ltd. allowing it to subscribe for up to an additional USD50 million of Bonds by 12 February 2010. Under the terms of the Offering, there will be a lock-up period of 90 days on issuances or sales of shares or equity-linked securities by the Company, subject to certain exceptions. Application will be made for the Bonds to be admitted to listing on the Official List of the UK Listing Authority and admitted to trading on the Professional Securities Market of the London Stock Exchange.

J.P. Morgan Cazenove is acting as Sole Bookrunner and Joint Lead Manager in connection with the Offering. Citigroup Global Markets is acting as Joint Lead Manager in connection with the Offering. Canaccord Adams, ING, Liberum Capital, RZB Group, SG Corporate & Investment Banking and UniCredit Group are acting as Co-Lead Managers in connection with the Offering.

END

Enquiries:

Petropavlovsk PLC Alya Samokhvalova Charles Gordon Rachel Tuft	+44 (0) 20 7201 8900
Merlin David Simonson Tom Randell	+44 (0) 20 7726 8400
J.P. Morgan Cazenove Ian Hannam Patrick Magee Joe Seifert	+44 (0) 20 7588 2828

STABILISATION/FSA

THIS ANNOUNCEMENT IS DIRECTED EXCLUSIVELY AT MARKET PROFESSIONALS AND INSTITUTIONAL INVESTORS AND IS FOR INFORMATION PURPOSES ONLY AND IS NOT TO BE RELIED UPON IN SUBSTITUTION FOR THE EXERCISE OF INDEPENDENT JUDGEMENT.

IT IS NOT INTENDED AS INVESTMENT ADVICE AND UNDER NO CIRCUMSTANCES IS IT TO BE USED OR CONSIDERED AS AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY NOR IS IT A RECOMMENDATION TO BUY OR SELL ANY SECURITY.

ANY DECISION TO PURCHASE ANY OF THE SECURITIES SHOULD ONLY BE MADE ON THE BASIS OF AN INDEPENDENT REVIEW BY A PROSPECTIVE INVESTOR OF THE ISSUER'S AND THE COMPANY'S PUBLICLY AVAILABLE INFORMATION.

THIS ANNOUNCEMENT IS NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES (AS DEFINED IN REGULATION S UNDER THE US SECURITIES ACT OF 1933, AS AMENDED ("REGULATION S"). THIS ANNOUNCEMENT IS NOT AN OFFER TO SELL SECURITIES OR THE SOLICITATION OF ANY OFFER TO BUY SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION, NOR SHALL THERE BE ANY OFFER OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SALE WOULD BE UNLAWFUL. THE SECURITIES MENTIONED IN THE DOCUMENTATION HAVE NOT BEEN AND WILL NOT BE REGISTERED IN THE UNITED STATES UNDER THE UNITED STATES SECURITIES ACT OF 1933, (AS AMENDED) (THE "US SECURITIES ACT") OR UNDER THE SECURITIES LAWS OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES, ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION UNDER THE US SECURITIES ACT. THE SECURITIES DESCRIBED HEREIN WILL BE PLACED AND SOLD ONLY OUTSIDE THE UNITED STATES IN OFFSHORE TRANSACTIONS IN RELIANCE ON REGULATION S UNDER THE SECURITIES ACT. THERE WILL BE NO PUBLIC OFFER OF THE SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

THIS ANNOUNCEMENT IS DIRECTED AT AND IS ONLY BEING DISTRIBUTED IN THE UNITED KINGDOM TO (I) PERSONS WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE "ORDER"), (II) HIGH NET WORTH ENTITIES, AND OTHER PERSONS TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED FALLING WITHIN ARTICLE 49 OF THE ORDER, AND (III) PERSONS TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED

(ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS ANNOUNCEMENT MUST NOT BE READ, ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS ANNOUNCEMENT RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. BY READING THIS ANNOUNCEMENT, THE READER ACKNOWLEDGES THAT IT IS A PERSON EITHER (I) OUTSIDE THE UNITED KINGDOM OR (II) FALLING WITHIN ONE OF THE FOREGOING CATEGORIES.

IN MEMBER STATES OF THE EUROPEAN ECONOMIC AREA ("EEA") WHICH HAVE IMPLEMENTED THE PROSPECTUS DIRECTIVE, THIS ANNOUNCEMENT AND ANY OFFER IF MADE SUBSEQUENTLY IS DIRECTED ONLY AT PERSONS WHO ARE "QUALIFIED INVESTORS" WITHIN THE MEANING OF ARTICLE 2(1)(E) OF THE DIRECTIVE 2003/71/EC (THE "PROSPECTUS DIRECTIVE") ("QUALIFIED INVESTORS"). ANY PERSON IN THE EEA WHO ACQUIRES THE SECURITIES IN ANY OFFER (AN "INVESTOR") OR TO WHOM ANY OFFER OF SECURITIES MAY BE MADE WILL BE DEEMED TO HAVE REPRESENTED, ACKNOWLEDGED, AND AGREED THAT IT IS A QUALIFIED INVESTOR WITHIN THE MEANING OF ARTICLE 2(1)(E) OF THE PROSPECTUS DIRECTIVE. ANY INVESTOR WILL ALSO BE DEEMED TO HAVE REPRESENTED AND AGREED THAT ANY SECURITIES ACQUIRED BY IT IN THE OFFER HAVE NOT BEEN ACQUIRED ON BEHALF OF PERSONS IN THE EEA OTHER THAN QUALIFIED INVESTORS OR PERSONS IN THE UK AND OTHER MEMBER STATES (WHERE EQUIVALENT LEGISLATION EXISTS) FOR WHOM THE INVESTOR HAS AUTHORITY TO MAKE DECISIONS ON A WHOLLY DISCRETIONARY BASIS, NOR HAVE THE SECURITIES BEEN ACQUIRED WITH A VIEW TO THEIR OFFER OR RESALE IN THE EEA TO PERSONS WHERE THIS WOULD RESULT IN A REQUIREMENT FOR PUBLICATION BY THE ISSUER, THE COMPANY OR THE MANAGERS OF A PROSPECTUS PURSUANT TO ARTICLE 3 OF THE PROSPECTUS DIRECTIVE.

THIS ANNOUNCEMENT IS NOT A SUMMARY OF THE OFFERING AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OFFERING CIRCULAR TO BE PREPARED IN CONNECTION WITH THE OFFERING (THE "OFFERING CIRCULAR"). THIS ANNOUNCEMENT DOES NOT PURPORT TO IDENTIFY OR SUGGEST THE RISKS (DIRECT OR INDIRECT) WHICH MAY BE ASSOCIATED WITH AN INVESTMENT IN THE SECURITIES. EACH INVESTOR SHOULD READ THE OFFERING CIRCULAR FOR MORE COMPLETE INFORMATION REGARDING THE SECURITIES BEFORE MAKING AN INVESTMENT DECISION.

EACH MANAGER AND ITS AFFILIATES ARE ACTING ON BEHALF OF THE ISSUER AND THE COMPANY AND NO ONE ELSE IN CONNECTION WITH THE SECURITIES AND WILL NOT BE RESPONSIBLE TO ANY OTHER PERSON FOR PROVIDING THE PROTECTIONS AFFORDED TO CLIENTS OF THE MANAGERS, OR FOR PROVIDING ADVICE IN RELATION TO THE SECURITIES.

EACH PERSON RECEIVING THIS DOCUMENT SHOULD CONSULT HIS/HER PROFESSIONAL ADVISER TO ASCERTAIN THE SUITABILITY OF THE SECURITIES AS AN INVESTMENT. FOR THE AVOIDANCE OF DOUBT, NEITHER THE ISSUER, THE COMPANY NOR THE MANAGERS MAKE ANY REPRESENTATION OR WARRANTY THAT THEY INTEND TO ACCEPT OR BE BOUND TO ANY OF THE TERMS HEREIN NOR SHALL THE ISSUER, THE COMPANY OR THE MANAGERS BE OBLIGED TO ENTER INTO ANY FURTHER DISCUSSIONS OR NEGOTIATIONS PURSUANT HERETO, BUT THEY SHALL BE ENTITLED IN THEIR ABSOLUTE DISCRETION TO ACT IN ANY WAY THAT THEY SEE FIT IN CONNECTION WITH THE PROPOSED TRANSACTION. THIS IS NOT AN OFFER TO SELL, NOR A SOLICITATION OF AN OFFER TO BUY AND ANY DISCUSSIONS, NEGOTIATIONS OR OTHER COMMUNICATIONS THAT MAY BE ENTERED INTO, WHETHER IN CONNECTION WITH THE TERMS SET OUT HEREIN OR OTHERWISE, SHALL BE CONDUCTED SUBJECT TO CONTRACT.

NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IS OR WILL BE MADE AS TO, OR IN RELATION TO, AND NO RESPONSIBILITY OR LIABILITY IS OR WILL BE ACCEPTED BY ANY MANAGER, OR BY ANY OF ITS AFFILIATES, OFFICERS, EMPLOYEES OR AGENTS AS TO OR IN RELATION TO THE ACCURACY, COMPLETENESS OR VERIFICATION OF THIS ANNOUNCEMENT, THE PROSPECTUS, PUBLICLY AVAILABLE INFORMATION ON THE ISSUER OR ANY OTHER WRITTEN OR ORAL INFORMATION MADE AVAILABLE TO ANY INTERESTED PARTY OR ITS ADVISERS AND ANY LIABILITY THEREFORE IS HEREBY EXPRESSLY DISCLAIMED.

IN CONNECTION WITH THE OFFERING, EACH MANAGER AND ITS AFFILIATES MAY, FOR THEIR OWN ACCOUNT, ENTER INTO ASSET SWAPS, CREDIT DERIVATIVES OR OTHER DERIVATIVE TRANSACTIONS RELATING TO THE SECURITIES AND/OR THE UNDERLYING ORDINARY SHARES AT THE SAME TIME AS THE OFFER AND SALE OF THE SECURITIES OR IN SECONDARY MARKET TRANSACTIONS. EACH MANAGER AND ITS RESPECTIVE AFFILIATES MAY FROM TIME TO TIME HOLD LONG OR SHORT POSITIONS IN OR BUY AND SELL SUCH SECURITIES OR DERIVATIVES OR THE UNDERLYING ORDINARY SHARES. NO DISCLOSURE WILL BE MADE OF ANY SUCH POSITIONS OTHER THAN AS REQUIRED BY APPLICABLE LAWS AND DIRECTIVES.

EACH MANAGER AND ITS SUBSIDIARIES AND AFFILIATES MAY PERFORM SERVICES FOR, OR SOLICIT BUSINESS FROM, THE ISSUER, THE COMPANY OR MEMBERS OF THE COMPANY'S GROUP, MAY MAKE MARKETS IN THE SECURITIES OF THE ISSUER, THE COMPANY OR MEMBERS OF THE ISSUER'S GROUP OR THE COMPANY'S GROUP AND/OR HAVE A POSITION OR EFFECT TRANSACTIONS IN SUCH SECURITIES.

NO ACTION HAS BEEN TAKEN BY THE ISSUER, THE COMPANY, THE MANAGERS OR ANY OF THEIR RESPECTIVE AFFILIATES THAT WOULD PERMIT AN OFFERING OF THE SECURITIES OR POSSESSION OR DISTRIBUTION OF THIS ANNOUNCEMENT OR ANY OFFERING OR PUBLICITY MATERIAL RELATING TO SUCH SECURITIES IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. PERSONS INTO WHOSE POSSESSION THIS ANNOUNCEMENT COMES ARE REQUIRED BY THE ISSUER, THE COMPANY AND THE MANAGERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY SUCH RESTRICTIONS.

IN CONNECTION WITH THE OFFERING OF THE SECURITIES, EACH MANAGER AND ANY OF ITS AFFILIATES ACTING AS AN INVESTOR FOR ITS OWN ACCOUNT MAY TAKE UP SECURITIES OR THE UNDERLYING ORDINARY SHARES AND IN THAT CAPACITY MAY RETAIN, PURCHASE OR SELL FOR THEIR OWN ACCOUNT SUCH SECURITIES AND ANY SECURITIES OF THE ISSUER, THE COMPANY, OR ANY RELATED INVESTMENTS AND MAY OFFER OR SELL SUCH SECURITIES OR OTHER INVESTMENTS OTHERWISE THAN IN CONNECTION WITH THE OFFERING OF THE SECURITIES. THE MANAGERS DO NOT INTEND TO DISCLOSE THE EXTENT OF ANY SUCH INVESTMENT OR TRANSACTIONS OTHERWISE THAN IN ACCORDANCE WITH ANY LEGAL OR REGULATORY OBLIGATION TO DO SO.

AN INVESTMENT IN THE SECURITIES INCLUDES A SIGNIFICANT DEGREE OF RISK. IN MAKING ANY DECISION TO PURCHASE THE SECURITIES, AN INVESTOR WILL BE DEEMED TO (A) HAVE SUCH BUSINESS AND FINANCIAL EXPERIENCE AS IS REQUIRED TO GIVE IT THE CAPACITY TO PROTECT ITS OWN INTERESTS IN CONNECTION WITH THE PURCHASE OF THE SECURITIES, (B) NOT RELY ON ANY INVESTIGATION THAT THE MANAGER OR ANY OF ITS AFFILIATES, OR ANY PERSON ACTING ON BEHALF OF THE MANAGER OR ANY OF ITS AFFILIATES, MAY HAVE CONDUCTED WITH RESPECT TO THE ISSUER, THE COMPANY OR THE SECURITIES, (C) HAVE MADE ITS OWN INVESTMENT DECISION REGARDING THE SECURITIES BASED ON ITS OWN KNOWLEDGE AND INVESTIGATION OF THE ISSUER, THE COMPANY AND OF THE TERMS OF THE SECURITIES, (D) RELY ON ITS OWN EXAMINATION OF THE ISSUER AND THE COMPANY, THEIR RESPECTIVE SUBSIDIARIES, THE SECURITIES AND THE TERMS OF THE PLACEMENT OF THE SECURITIES, INCLUDING THE MERITS AND RISKS INVOLVED, (E) MAKE ITS OWN ASSESSMENT OF THE ISSUER AND THE COMPANY, THEIR RESPECTIVE SUBSIDIARIES, THE SECURITIES AND THE TERMS OF THE PLACEMENT OF THE SECURITIES AND SUCH OTHER INFORMATION AS IS PUBLICLY AVAILABLE AND IT DEEMS REASONABLY SUFFICIENT (WHICH SUCH INVESTOR IS DEEMED TO HAVE BEEN ABLE TO ACCESS, READ AND UNDERSTAND), AND (F) CONSULT ITS OWN INDEPENDENT ADVISORS OR OTHERWISE SATISFY ITSELF CONCERNING, WITHOUT LIMITATION, ACCOUNTING, REGULATORY, TAX OR OTHER CONSEQUENCES IN THE LIGHT OF ITS PARTICULAR SITUATION UNDER THE LAWS OF ALL RELEVANT JURISDICTIONS GENERALLY.

COPIES OF THIS DOCUMENT ARE NOT BEING, AND MUST NOT BE, MAILED, OR OTHERWISE FORWARDED, DISTRIBUTED OR SENT IN, INTO OR FROM THE UNITED STATES OR ANY OTHER JURISDICTION IN WHICH SUCH MAILING WOULD BE ILLEGAL, OR TO PUBLICATIONS WITH A GENERAL CIRCULATION IN THOSE JURISDICTIONS, AND PERSONS RECEIVING THIS DOCUMENT (INCLUDING CUSTODIANS, NOMINEES AND TRUSTEES) MUST NOT MAIL OR OTHERWISE FORWARD, DISTRIBUTE OR SEND IT IN, INTO OR FROM THE UNITED STATES OR ANY OTHER JURISDICTION IN WHICH SUCH MAILING WOULD BE ILLEGAL OR TO PUBLICATIONS WITH A GENERAL CIRCULATION IN THOSE JURISDICTIONS.

EACH PROSPECTIVE INVESTOR SHOULD PROCEED ON THE ASSUMPTION THAT IT MUST BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE SECURITIES FOR AN INDEFINITE PERIOD. NEITHER THE ISSUER, THE COMPANY NOR MANAGER MAKE ANY REPRESENTATION AS TO (I) THE SUITABILITY OF THE SECURITIES FOR ANY PARTICULAR INVESTOR, (II) THE APPROPRIATE ACCOUNTING TREATMENT AND POTENTIAL TAX CONSEQUENCES OF INVESTING IN THE SECURITIES OR (III) THE FUTURE PERFORMANCE OF THE SECURITIES EITHER IN ABSOLUTE TERMS OR RELATIVE TO COMPETING INVESTMENTS.

THE ISSUER, THE COMPANY, THE MANAGERS AND ANY OF THEIR RESPECTIVE AFFILIATES WILL RELY UPON THE TRUTH AND ACCURACY OF THE FOREGOING REPRESENTATIONS AND AGREEMENTS.

Petropavlovsk PLC – Convertible Bond
London, 22 January 2010

Petropavlovsk PLC
Convertible Bond pricing

NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, JAPAN, AUSTRALIA OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW

Following the closing of the bookbuild period, Petropavlovsk PLC ("Petropavlovsk", the "Company", or, together with its subsidiaries, the "Group") announces the successful placement of its offering of USD330 million of senior unsecured Convertible Bonds (the "Bonds") due 2015 (the "Offering"), announced earlier today.

The Bonds will have a coupon of 4.00% payable semi-annually in arrear and will be convertible into fully paid ordinary shares of 1p each of the Company ("Ordinary Shares"). The conversion price has been set at £12.9345, representing a premium of 32.5% to the volume weighted average price ("VWAP") of the Ordinary Shares on the London Stock Exchange between launch and pricing, determined using a fixed exchange rate of USD1.6244= £1.

Conversion rights relating to shares underlying the Bonds representing greater than 5% of the current issued Ordinary Shares will only be physically settled if this is approved by shareholders of the Company at an extraordinary general meeting expected to be held on or around 10 February 2010.

The announced size of USD330 million may be increased by up to USD50 million by way of an over-allotment option granted to J.P. Morgan Securities Ltd. allowing it to subscribe for up to an additional USD50 million of Bonds by 12 February 2010. Under the terms of the Offering, there will be a lock-up period of 90 days on issuances or sales of shares or equity-linked securities by the Company, subject to certain exceptions. Application will be made for the Bonds to be admitted to listing on the Official List of the UK Listing Authority and admitted to trading on the Professional Securities Market of the London Stock Exchange.

J.P. Morgan Cazenove is acting as Sole Bookrunner and Joint Lead Manager in connection with the Offering. Citigroup Global Markets is acting as Joint Lead Manager in connection with the Offering. Canaccord Adams, ING, Liberum Capital, RZB Group, SG Corporate & Investment Banking and UniCredit Group are acting as Co-Lead Managers in connection with the Offering.

END

Enquiries:

Petropavlovsk PLC Alya Samokhvalova Charles Gordon Rachel Tuft	+44 (0) 20 7201 8900
Merlin David Simonson Tom Randell	+44 (0) 20 7726 8400
J.P. Morgan Cazenove Ian Hannam Patrick Magee Joe Seifert	+44 (0) 20 7588 2828

STABILISATION/FSA

THIS ANNOUNCEMENT IS DIRECTED EXCLUSIVELY AT MARKET PROFESSIONALS AND INSTITUTIONAL INVESTORS AND IS FOR INFORMATION PURPOSES ONLY AND IS NOT TO BE RELIED UPON IN SUBSTITUTION FOR THE EXERCISE OF INDEPENDENT JUDGEMENT.

IT IS NOT INTENDED AS INVESTMENT ADVICE AND UNDER NO CIRCUMSTANCES IS IT TO BE USED OR CONSIDERED AS AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY NOR IS IT A RECOMMENDATION TO BUY OR SELL ANY SECURITY.

ANY DECISION TO PURCHASE ANY OF THE SECURITIES SHOULD ONLY BE MADE ON THE BASIS OF AN INDEPENDENT REVIEW BY A PROSPECTIVE INVESTOR OF THE ISSUER'S AND THE COMPANY'S PUBLICLY AVAILABLE INFORMATION.

THIS ANNOUNCEMENT IS NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES (AS DEFINED IN REGULATION S UNDER THE US SECURITIES ACT OF 1933, AS AMENDED ("REGULATION S"). THIS ANNOUNCEMENT IS NOT AN OFFER TO SELL SECURITIES OR THE SOLICITATION OF ANY OFFER TO BUY SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION, NOR SHALL THERE BE ANY OFFER OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SALE WOULD BE UNLAWFUL. THE SECURITIES MENTIONED IN THE DOCUMENTATION HAVE NOT BEEN AND WILL NOT BE REGISTERED IN THE UNITED STATES UNDER THE UNITED STATES SECURITIES ACT OF 1933, (AS AMENDED) (THE "US SECURITIES ACT") OR UNDER THE SECURITIES LAWS OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES, ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION UNDER THE US SECURITIES ACT. THE SECURITIES DESCRIBED HEREIN WILL BE PLACED AND SOLD ONLY OUTSIDE THE UNITED STATES IN OFFSHORE TRANSACTIONS IN RELIANCE ON REGULATION S UNDER THE SECURITIES ACT. THERE WILL BE NO PUBLIC OFFER OF THE SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

THIS ANNOUNCEMENT IS DIRECTED AT AND IS ONLY BEING DISTRIBUTED IN THE UNITED KINGDOM TO (I) PERSONS WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE "ORDER"), (II) HIGH NET WORTH ENTITIES, AND OTHER PERSONS TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED FALLING WITHIN ARTICLE 49 OF THE ORDER, AND (III) PERSONS TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED

(ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS ANNOUNCEMENT MUST NOT BE READ, ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS ANNOUNCEMENT RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. BY READING THIS ANNOUNCEMENT, THE READER ACKNOWLEDGES THAT IT IS A PERSON EITHER (I) OUTSIDE THE UNITED KINGDOM OR (II) FALLING WITHIN ONE OF THE FOREGOING CATEGORIES.

IN MEMBER STATES OF THE EUROPEAN ECONOMIC AREA ("EEA") WHICH HAVE IMPLEMENTED THE PROSPECTUS DIRECTIVE, THIS ANNOUNCEMENT AND ANY OFFER IF MADE SUBSEQUENTLY IS DIRECTED ONLY AT PERSONS WHO ARE "QUALIFIED INVESTORS" WITHIN THE MEANING OF ARTICLE 2(1)(E) OF THE DIRECTIVE 2003/71/EC (THE "PROSPECTUS DIRECTIVE") ("QUALIFIED INVESTORS"). ANY PERSON IN THE EEA WHO ACQUIRES THE SECURITIES IN ANY OFFER (AN "INVESTOR") OR TO WHOM ANY OFFER OF SECURITIES MAY BE MADE WILL BE DEEMED TO HAVE REPRESENTED, ACKNOWLEDGED, AND AGREED THAT IT IS A QUALIFIED INVESTOR WITHIN THE MEANING OF ARTICLE 2(1)(E) OF THE PROSPECTUS DIRECTIVE. ANY INVESTOR WILL ALSO BE DEEMED TO HAVE REPRESENTED AND AGREED THAT ANY SECURITIES ACQUIRED BY IT IN THE OFFER HAVE NOT BEEN ACQUIRED ON BEHALF OF PERSONS IN THE EEA OTHER THAN QUALIFIED INVESTORS OR PERSONS IN THE UK AND OTHER MEMBER STATES (WHERE EQUIVALENT LEGISLATION EXISTS) FOR WHOM THE INVESTOR HAS AUTHORITY TO MAKE DECISIONS ON A WHOLLY DISCRETIONARY BASIS, NOR HAVE THE SECURITIES BEEN ACQUIRED WITH A VIEW TO THEIR OFFER OR RESALE IN THE EEA TO PERSONS WHERE THIS WOULD RESULT IN A REQUIREMENT FOR PUBLICATION BY THE ISSUER, THE COMPANY OR THE MANAGERS OF A PROSPECTUS PURSUANT TO ARTICLE 3 OF THE PROSPECTUS DIRECTIVE.

THIS ANNOUNCEMENT IS NOT A SUMMARY OF THE OFFERING AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OFFERING CIRCULAR TO BE PREPARED IN CONNECTION WITH THE OFFERING (THE "OFFERING CIRCULAR"). THIS ANNOUNCEMENT DOES NOT PURPORT TO IDENTIFY OR SUGGEST THE RISKS (DIRECT OR INDIRECT) WHICH MAY BE ASSOCIATED WITH AN INVESTMENT IN THE SECURITIES. EACH INVESTOR SHOULD READ THE OFFERING CIRCULAR FOR MORE COMPLETE INFORMATION REGARDING THE SECURITIES BEFORE MAKING AN INVESTMENT DECISION.

EACH MANAGER AND ITS AFFILIATES ARE ACTING ON BEHALF OF THE ISSUER AND THE COMPANY AND NO ONE ELSE IN CONNECTION WITH THE SECURITIES AND WILL NOT BE RESPONSIBLE TO ANY OTHER PERSON FOR PROVIDING THE PROTECTIONS AFFORDED TO CLIENTS OF THE MANAGERS, OR FOR PROVIDING ADVICE IN RELATION TO THE SECURITIES.

EACH PERSON RECEIVING THIS DOCUMENT SHOULD CONSULT HIS/HER PROFESSIONAL ADVISER TO ASCERTAIN THE SUITABILITY OF THE SECURITIES AS AN INVESTMENT. FOR THE AVOIDANCE OF DOUBT, NEITHER THE ISSUER, THE COMPANY NOR THE MANAGERS MAKE ANY REPRESENTATION OR WARRANTY THAT THEY INTEND TO ACCEPT OR BE BOUND TO ANY OF THE TERMS HEREIN NOR SHALL THE ISSUER, THE COMPANY OR THE MANAGERS BE OBLIGED TO ENTER INTO ANY FURTHER DISCUSSIONS OR NEGOTIATIONS PURSUANT HERETO, BUT THEY SHALL BE ENTITLED IN THEIR ABSOLUTE DISCRETION TO ACT IN ANY WAY THAT THEY SEE FIT IN CONNECTION WITH THE PROPOSED TRANSACTION. THIS IS NOT AN OFFER TO SELL, NOR A SOLICITATION OF AN OFFER TO BUY AND ANY DISCUSSIONS, NEGOTIATIONS OR OTHER COMMUNICATIONS THAT MAY BE ENTERED INTO, WHETHER IN CONNECTION WITH THE TERMS SET OUT HEREIN OR OTHERWISE, SHALL BE CONDUCTED SUBJECT TO CONTRACT.

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PETROPAVLOVSK

PRESS RELEASE

2009 Full Year & Fourth Quarter Trading Update

Petropavlovsk PLC ("Petropavlovsk" or the "Company") today issues its 2009 full year and fourth quarter trading statement as an update and in advance of its Annual Results for the year ended 2009 which are expected to be issued on 25 March 2010.

Highlights

Gold production report for Fourth Quarter 2009

	Attributable Production*			
	Q4 2009	Q4 2008	**Year ended 31 Dec 2009**	Year ended 31 Dec 2008
	oz	oz	**oz**	oz
Amur region				
Pokrovskiy deposit**	**41,100**	45,200	**190,100**	189,500
Pioneer deposit**	**81,600**	73,200	**234,100**	150,500
Alluvials (including Tokur)	**6,200**	4,000	**24,400**	22,700
Joint ventures				
Odolgo (50%) and Solovevsky Rudnik (13%)	**3,800**	2,700	**11,400**	10,800
Omchak (50%)***	**800**	1,700	**26,800**	28,100
TOTAL	**133,500**	126,800	**486,800**	401,600

Production update:

- The Group's total attributable gold production for the full year ended 31 December 2009 increased by 21% compared to 2008 to 486,800oz, which is in the upper half of the Group's 2009 original production target of 460,000 – 510,000oz;
- Pokrovskiy and Pioneer mines' combined full year production increased by 25% to 424,200oz compared to 2008;
- The Group's joint ventures and alluvial operations contributed a further 62,600oz in 2009 (compared to 61,600oz during 2008) in line with the Group's forecast;

Costs and average realised gold sales price

- Cash operating costs for full year 2009 were in line with the Group's forecast;

Petropavlovsk PLC
11 Grosvenor Place
Belgravia
London SW1X 7HH

contact@petropavlovsk.net
www.petropavlovsk.net
T: +44(0)20 7201 8900


THE QUEEN'S AWARDS
FOR ENTERPRISE 2006
TO PETER HAMBRO
MINING PLC

- During 2009 the Russian Rouble rapidly depreciated in the first quarter reaching c.RUR36/US$ then gradually began appreciating during the remaining nine months of the year and ended the year at RUR30.24/US$, only 3% lower in dollar terms than the exchange rate at 31 December 2008;
- The Group's average realised gold sales price of US$975/oz during 2009 was 15% higher than the average price of US$845/oz achieved in 2008;

Resumption of dividends

- In light of the excellent preliminary trading results the Board has declared an interim dividend of £0.07 per share payable on 30 March 2010 to shareholders on the register on 26 February 2010. No final dividend will be paid but in future years the Board expects to pay both interim and final dividends;

Project development

- The expected commissioning of Pioneer's third milling line has been advanced to the first half of 2010 from the second. This line will provide additional capacity of 135,000 tonnes of ore per month;
- The Malomir project is scheduled for commissioning in the second half of 2010;
- The infrastructure programme at Albyn has commenced. Production is currently scheduled to begin at the end of 2011;

2010 plans and forecast production

- The Group's attributable production for 2010 is currently expected to be between 670,000oz and 760,000oz;
- An independent mineral consultant, AuVerdi Capital, has been working with the Group to set up an internal JORC reporting system to report fully JORC compliant reserves and resources. It is expected that the first results of this process will be included in the Group's Annual Results which are due to be published on 25 March 2010.

Commenting on the announcement, Peter Hambro, Chairman, said:
"I am pleased that we have delivered a sound 21% increase in gold production in 2009 and that costs are in line with our forecasts. This has enabled the Board to resume dividend payments.

Pioneer's progress has been a great credit to our phased expansion strategy and we can look forward to an even stronger performance in 2010. The commitment shown at both Pokrovskiy and Pioneer to work together to effectively deal with a potential sidewall movement at Pokrovksiy's main pit showed evidence of the strength of our teamwork throughout the Group.

In an environment of further strong gold prices, our ongoing project development continues in 2010 with an accelerated capital expenditure commitment to ensure that Pioneer's still growing contribution and the first production from Malomir will deliver another double digit percentage production increase.

I am also pleased to release our production target for 2010 which anticipates a significant increase in the Group's gold output. Production in 2010 is likely to increase as the year progresses due to the significant volume of stripping scheduled at Pioneer in the first quarter which will produce high grade material for the mill and also the new production capacity coming on stream during the year."

** Total attributable gold production, as stated throughout this document, is comprised of 100% of production from the Group's subsidiaries and the relevant share of production from joint ventures and other investments. Figures for the comparative period are restated accordingly. The Group has held c.1.1% interest in Rusoro Mining Ltd since March 2009; no attributable ounces are included in the Group figures. The Company's direct and indirect interest in Pokrovskiy Rudnik is 98.61%.*

***During 2009, some of the ore from Pioneer deposit was processed through Pokrovskiy mill, yielding production of 9,500oz. Pioneer gold processed through Pokrovskiy mill is included in the Pioneer deposit figures. Figures for the comparative period are restated accordingly.*

**** The Group has entered into a conditional contract for the disposal of the majority of its interest in Omchak. At this stage there is no certainty that this disposal will take place and the numbers and forecasts in this document do not reflect any reduction in this interest.*

There will be a conference call today to discuss the announcement at **09:00** (London time).

Details to access the conference call are as follows:

The Dial-in number in the UK will be: **0800 694 0257**
The Dial-in number in Russia will be: **8108 002 097 2044**
The Dial-in number in the USA will be: **1866 966 9439**

Elsewhere, the Dial-in number will be: **0044 1452 555 566**

The Conference ID in all cases will be: **52072489**

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900
Alya Samokhvalova
Charles Gordon
Rachel Tuft

Merlin
David Simonson +44 (0) 20 7726 8400
Tom Randell

Production

Pokrovskiy mine

The Pokrovskiy mine exceeded its 2009 production target by 13% (199,600oz versus the Group's forecast of 177,000oz), and operated successfully throughout 2009 with the plant processing 1,782,000 tonnes of ore (an increase of 5% versus 2008) and heap leach operations yielding impressive 67% recovery rates.

The increase in production compared to the original plan was achieved despite the mining plan being rescheduled in Q4 to accommodate significant remedial work necessary to manage a potential sidewall failure in the main pit.

The mine's management continually monitors the ground conditions around the pit to provide early warning of any geotechnical problems as well as monitoring ground water conditions. This system indicated potential sidewall stability issues at the main Pokrovskiy pit and allowed the management to address the situation before it became a major concern. To that end, around 600,000 cubic metres of stripping at Pokrovskiy was undertaken in a short period of time with the help of the Pioneer mining fleet. A large portion of scheduled stripping at Pokrovskiy was thus delayed and resulted in a shortfall of about 350,000 tonnes of planned ore production from the main pit. However, the resulting mine plan rescheduling saw some mining being diverted to the flanks of the main deposit with the result that the shortfall of ore produced by the main pit was compensated by the ore from the Pokrovka-2 pit – the nearest flank to the main deposit. In the second half of 2009, 232,000 tonnes of ore from this source at an average grade of 3 g/t (22,000oz) were processed through the Pokrovskiy plant.

The advanced stripping mentioned above was part of the 2010 and 2011 mining schedule and therefore the associated cost will still be a constituent of the overall costs of production for the Pokrovskiy deposit when the ore from these areas will be processed.

Pokrovskiy mining and processing operations

Pokrovskiy mining operations					
	Units	**Q4 2009**	Q4 2008	**Year ended 31 Dec 2009**	Year ended 31 Dec 2008
Total material moved	*m³ '000*	**1,336**	1,308	**5,445**	5,594
Ore mined	*t '000*	**279**	498	**1,879**	2,105
Average grade	*g/t*	**2.6**	2.4	**2.7**	3.0
Gold content	*oz '000*	**24**	39	**161**	203
Pokrovskiy processing operations					
	Units	**Q4 2009**	Q4 2008	**Year ended 31 Dec 2009**	Year ended 31 Dec 2008
Resin in Pulp Plant					
Ore from pit	*t '000*	**467**	333	**1,295**	1,293
Average grade	*g/t*	**2.9**	3.9	**3.7**	4.2

Ore from stockpile	*t '000*	**-**	37	**452**	223
Average grade	*g/t*	**-**	5.7	**3.4**	3.8
Pioneer ore	*t '000*	**-**	58	**35**	180
Average grade	*g/t*	**-**	12.7	**10.0**	15.4
Total milled	*t '000*	**467**	428	**1,782**	1,696
Average grade	*g/t*	**2.9**	5.2	**3.8**	5.3
Gold content	*oz '000*	**43**	72	**218**	291
Recovery rate	*%*	**84.3**	88.5	**84.6**	87.0
Gold recovered	*oz '000*	**36.4**	64.0	**184.6**	253.4
Heap Leach					
Ore stacked	*t '000*	**94**	4	**770**	785
Average grade	*g/t*	**1.0**	0.8	**0.9**	0.8
Gold content	*oz '000*	**3**	-	**22**	21
Recovery rate	*%*	**-**	-	**67.3**	65.0
Gold recovered	*oz '000*	**4.7**	2.3	**15.0**	13.7
Total					
Gold recovered	*oz '000*	**41.1**	66.3	**199.6**	267.1
including					
Pokrovskiy	*oz '000*	**41.1**	45.2	**190.1**	189.5
Pioneer	*oz '000*	**-**	21.1	**9.5**	77.6

Pioneer mine

The Pioneer mine produced 224,600oz of gold in 2009, an increase of 208% versus 2008 mainly due to the successful commissioning and ramp-up of the second milling processing line in September 2009. This extra production facility, with a design capacity of 125,000 tonnes of ore per month (without heap leach operations), was constructed on schedule and on budget. The actual capacity of the new line achieved after the ramp-up period has exceeded the design capacity by approximately 8% (to 135,000 tonnes of ore a month) offsetting initial start-up problems (e.g the replacement of the SAG mill lining after around 40 days of commissioning).

As mentioned above, normal mining operations at Pioneer in the fourth quarter were affected by the diversion of part of the mining fleet to the Pokrovskiy deposit. The result of this exercise was a reduction of overburden moved, resulting in a shortfall of 100,000 tonnes of rich ore mined at an average grade of 10g/t. This resulted in a shortfall of 25,000oz in Pioneer's overall production compared to the Company's previous forecast.

Overall the plant operated efficiently during 2009, achieving the designed annual recovery rates of 90%.

Pioneer mining and processing operations

Pioneer mining operations					
	Units	**Q4 2009**	Q4 2008	**Year ended 31 Dec 2009**	Year ended 31 Dec 2008
Total material moved	*m^3 '000*	**2,936**	966	**9,056**	2,973
Ore mined	*t '000*	**473**	125	**1,286**	399
Grade	*g/t*	**5.5**	15.7	**6.2**	12.5
Gold	*oz '000*	**84**	63	**255**	160

Pioneer processing operations					
	Units	**Q4 2009**	Q4 2008	**Year ended 31 Dec 2009**	Year ended 31 Dec 2008
Resin in Pulp Plant					
Ore from pit****	*t '000*	**499**	70	**951**	434
Average grade	*g/t*	**5.5**	18.8	**7.8**	6.1
Ore from stockpile****	*t '000*	**74**	94	**134**	94
Average grade	*g/t*	**1.4**	4.3	**2.4**	4.3
Total milled	*t '000*	**573**	164	**1,085**	528
Average grade	*g/t*	**5.0**	10.5	**7.2**	5.8
Gold content	*oz '000*	**92**	56	**250**	99
Recovery rate	*%*	**89.5**	94.0	**90.0**	74.1
Gold recovered	*oz '000*	**81.6**	52.1	**224.6**	72.9

*******In the H1 2009 Trading Update, ore from pit should be read as ore from stockpile and ore from stockpile should be read as ore from pit.***

Alluvial production and joint ventures
The Company's joint ventures and alluvial operations contributed a further 62,600oz in 2009 (compared to 61,600oz in 2008) in line with the Group's forecast.

Development

Malomir
The Group made excellent construction and development progress at Malomir in 2009. The construction of the main infrastructure including roads, power lines, substations, warehouses, workshops, accommodation and storage facilities is now complete and all machinery (cranes, bulldozers, excavators etc) for construction and for the first stage of the mining operation has now been delivered to the site. Site preparation for the plant and tailings dam has been completed and construction of the plant's crushing and grinding blocks has commenced.

During December 2009, the first mining works (stripping) commenced at Malomir's Quarzitovoye deposit which is scheduled for first production in August 2010. All remaining equipment has been ordered and should be delivered by March 2010. The metallurgical

testing of Malomir's refractory ore has been completed with the results confirming the technical feasibility of treating the ore.

Albyn

During 2009, exploration has continued and a technological study, including testing of 25 tonne samples at the Blagoveshensk testing plant, was completed. Design work commenced in the second half of the year and construction of the main infrastructure including power lines, the substation, accommodation camp and the main deposit roads is planned for 2010. It is also intended to sign contracts for the supply of all the main mining machinery and equipment for the plant and to acquire the main construction materials for the mine in 2010.

Iron ore projects

Construction at the Group's Kuranakh project has continued to progress and at the end of December c.90% of the iron concentrate circuit and c.65% of the ilmenite circuit were complete. The new plant is expected to be producing concentrate in the first quarter of 2010 and to reach full capacity in the second half of 2010.

As previously stated, the development of the K&S and Garinskoye projects is dependent on obtaining appropriate funding. Discussions have continued throughout 2009 with a number of potential Chinese project partners and lenders. A number of relationships have progressed significantly such that the Group has agreed an indicative loan term sheet and signed a key Cooperation Agreement. Management continues to develop these relationships and to consider available funding proposals. The Group continues to advance the preliminary works on the planning and development of these assets with good progress on initial infrastructure.

Group production target

The Group's attributable production for 2010 is currently expected to be between 670,000oz and 760,000oz. There have been some variations in the individual constituent elements compared to the previous forecast which relate to: a review of Pioneer's production schedule in the light of the acceleration of the third milling line's commissioning; a redesign of Malomir based on a de-risked approach with a smaller initial mill for initial 2010 production, to be supplemented by additional milling capacity thereafter; and a conservative production target at Pokrovskiy due to rescheduled mining operations.

Capital expenditure

The capital expenditure for the Group's gold projects, excluding exploration, for 2010 is budgeted at c.US$200m, the main constituents of which are accelerated capital expenditure at the Malomir and Albyn projects.

Financial position

The Group had an unaudited net debt position at the year end of c.US$24m versus US$389m at the end of 2008. The Group's unaudited cash position at the year end was US $76m versus audited US $26m at the end of 2008.

Dividend

In light of the excellent preliminary trading results the Board has declared an interim dividend of £0.07 per share payable on 30 March 2010 to shareholders on the register on 26 February 2010. No final dividend will be paid but in future years the Board expects to pay both interim and final dividends.

Any shareholder who is an individual resident (for tax purposes) in the UK will be liable to income tax on the amount of the dividend. Higher rate taxpayers will be liable to income tax at 32.5% and other individual taxpayers at 10%. A tax credit equal to 10% of the gross dividend (also equal to one ninth of the cash dividend received) should be available to set off against a shareholder's total income tax liability on the dividend. The effect of the tax credit is that a basic rate taxpayer will have no further tax to pay and a higher rate taxpayer will have to account for additional tax equal to 22.5% of the gross dividend (which also equals 25% of the cash dividend received). A shareholder who is not liable to tax on the dividend will not be entitled to claim payment of the tax credit in respect of the dividend.

Forward-looking statements

This release may include statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "projects", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this release and include, but are not limited to, statements regarding the Group's intentions, beliefs or current expectations concerning, among other things, the Group's results of operations, financial position, liquidity, prospects, growth, strategies and expectations of the industry.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements are not guarantees of future performance and the development of the markets and the industry in which the Group operates may differ materially from those described in, or suggested by, any forward-looking statements contained in this release. In addition, even if the development of the markets and the industry in which the Group operates are consistent with the forward-looking statements contained in this release, those developments may not be indicative of developments in subsequent periods. A number of factors could cause developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation, general economic and business conditions, industry trends, competition, commodity prices, changes in law or regulation, currency fluctuations (including the US dollar and Rouble), the Group's ability to recover its reserves or develop new reserves, changes in its business strategy, political and economic uncertainty. Save as required by the Listing and Disclosure and Transparency Rules, the Company is under no obligation to update the information contained in this release.

Past performance cannot be relied on as a guide to future performance.

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	Petropavlovsk plc Sedol 3154454
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify): A change in the delta adjusted value of instruments with a similar economic effect to qualifying instruments	√
3. Full name of person(s) subject to the notification obligation: [iii]	[1]Lansdowne Partners Limited being the General Partner of Lansdowne Partners Limited Partnership [2]Lansdowne Partners International Limited
4. Full name of shareholder(s) (if different from 3.): [iv]	Morstan Nominees Ltd & HSBC Client Holdings UK Ltd (Registered Shareholders)
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	05/01/10
6. Date on which issuer notified:	06/01/10
7. Threshold(s) that is/are crossed or reached: [vi, vii]	5%

8. Notified details:

A: Voting rights attached to shares [viii, ix]

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
			Direct	Direct [xi]	Indirect [xii]	Direct	Indirect
Ordinary Shares GB0031544546	7,722,738	7,722,738			7,722,738		4.24%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta
CFD	N/A	N/A	N/A	819,153	0.45%	0.45%
					Nominal	Delta
Uncovered warrants	£12.80	09/06/2010	To Expiry	1,112,498	0.61%	0.38%

Total (A+B+C)

Number of voting rights	Percentage of voting rights
9,224,909 (Delta adjusted)	5.07% (Delta adjusted)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]
Lansdowne Partners International Limited is the parent undertaking of Lansdowne Partners Limited.

Proxy Voting:	
10. Name of the proxy holder:	Lansdowne Partners Limited
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Phil Harris
15. Contact telephone number:	+44 20 7408 8521

Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in shares[xxii]

A: Identity of the persons or legal entity subject to the notification obligation	
Full name (including legal form of legal entities)	[1]Lansdowne Partners Limited being the General Partner of Lansdowne Partners Limited Partnership [2]Lansdowne Partners International Limited
Contact address (registered office for legal entities)	15 Davies Street, London W1K 3AG
Phone number & email	+44 20 7290 5500
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable	
Full name	
Contact address	
Phone number & email	
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information

For notes on how to complete form TR-1 please see the FSA website.

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	Petropavlovsk plc Sedol 3154454	
2 Reason for the notification (please tick the appropriate box or boxes):		
An acquisition or disposal of voting rights		
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments		
An event changing the breakdown of voting rights		
Other (please specify):	A change in the delta adjusted value of instruments with a similar economic effect to qualifying instruments	√
3. Full name of person(s) subject to the notification obligation: [iii]	[1]Lansdowne Partners Limited being the General Partner of Lansdowne Partners Limited Partnership [2]Lansdowne Partners International Limited	
4. Full name of shareholder(s) (if different from 3.): [iv]	Morstan Nominees Ltd & HSBC Client Holdings UK Ltd (Registered Shareholders)	
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	30/12/09	
6. Date on which issuer notified:	31/12/09	
7. Threshold(s) that is/are crossed or reached: [vi, vii]	5%	

8. Notified details:

A: Voting rights attached to shares [viii, ix]

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
			Direct	Direct [xi]	Indirect [xii]	Direct	Indirect
Ordinary Shares GB0031544546	7,722,738	7,722,738			7,722,738		4.24%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta
CFD	N/A	N/A	N/A	819,153	0.45%	0.45%
Uncovered warrants	£12.80	09/06/2010	To Expiry	1,112,498	0.61%	0.30%

Total (A+B+C)

Number of voting rights	Percentage of voting rights
9,087,638 (Delta adjusted)	4.99% (Delta adjusted)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]
Lansdowne Partners International Limited is the parent undertaking of Lansdowne Partners Limited.

Proxy Voting:	
10. Name of the proxy holder:	Lansdowne Partners Limited
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Phil Harris
15. Contact telephone number:	+44 20 7408 8521

Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in shares[xxii]

A: Identity of the persons or legal entity subject to the notification obligation	
Full name (including legal form of legal entities)	[1]Lansdowne Partners Limited being the General Partner of Lansdowne Partners Limited Partnership [2]Lansdowne Partners International Limited
Contact address (registered office for legal entities)	15 Davies Street, London W1K 3AG
Phone number & email	+44 20 7290 5500
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable	
Full name	
Contact address	
Phone number & email	
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information

For notes on how to complete form TR-1 please see the FSA website.

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	Petropavlovsk plc Sedol 3154454
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	√
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation: [iii]	[1]Lansdowne Partners Limited being the General Partner of Lansdowne Partners Limited Partnership [2]Lansdowne Partners International Limited
4. Full name of shareholder(s) (if different from 3.):[iv]	Morstan Nominees Ltd & HSBC Client Holdings UK Ltd (Registered Shareholders)
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	23/12/09
6. Date on which issuer notified:	29/12/09
7. Threshold(s) that is/are crossed or reached: [vi, vii]	5%

8. Notified details:

A: Voting rights attached to shares [viii, ix]

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
			Direct	Direct [xi]	Indirect [xii]	Direct	Indirect
Ordinary Shares GB0031544546	below 5%	below 5%			7,722,738		4.24%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta
CFD	N/A	N/A	N/A	819,153	0.45%	
					Nominal	Delta
Uncovered warrants	£12.80	09/06/2010	To Expiry	1,112,498	0.61%	0.31%

Total (A+B+C)

Number of voting rights	Percentage of voting rights
9,113,047 (Delta adjusted)	5.00% (Delta adjusted)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]
Lansdowne Partners International Limited is the parent undertaking of Lansdowne Partners Limited.

Proxy Voting:	
10. Name of the proxy holder:	Lansdowne Partners Limited
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Phil Harris
15. Contact telephone number:	+44 20 7408 8521

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	PETROPAVLOVSK PLC
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	☒
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to the notification obligation: [iii]	BlackRock, Inc
4. Full name of shareholder(s) (if different from 3.): [iv]	
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	17th December 2009
6. Date on which issuer notified:	21st December 2009
7. Threshold(s) that is/are crossed or reached: [vi, vii]	Holding has gone above 12%

8. Notified details:

A: Voting rights attached to shares [viii, ix]

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
			Direct	Direct [xi]	Indirect [xii]	Direct	Indirect
GB0031544546	21,114,475	21,114,475	N/A	N/A	21,940,419	N/A	12.05%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Warrants	9th June 2010	N/A	4,168	0.00%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta
CFD	N/A	N/A	N/A	684,362	0.38%	

Total (A+B+C)

Number of voting rights	Percentage of voting rights
22,624,781	12.43%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]
BlackRock Investment Management (UK) Limited – 22,624,781 (12.45%)

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	BlackRock Compliance Disclosures Team
14. Contact name:	Stuart Watchorn
15. Contact telephone number:	020 7743 5741; stuart.watchorn@blackrock.com

Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in shares[xxii]

A: Identity of the persons or legal entity subject to the notification obligation	
Full name (including legal form of legal entities)	BlackRock, Inc
Contact address (registered office for legal entities)	33 King William Street, London, EC4R 9AS
Phone number & email	020 7743 5741 stuart.watchorn@blackrock.com
Other useful information (at least legal representative for legal persons)	Stuart Watchorn

B: Identity of the notifier, if applicable	
Full name	
Contact address	
Phone number & email	
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information

For notes on how to complete form TR-1 please see the FSA website.



PETROPAVLOVSK

PRESS RELEASE

18 December 2009

Director's Dealings

Petropavlovsk PLC (the "Company") announces that it has been notified on 17th December by Peter Hambro, Chairman, and Dr. Pavel Maslovskiy, Chief Executive, of the information set out below.

Mr. Hambro has on 17th December disposed of 4,650 ordinary shares in the Company (the "Shares") by way of gift equally to two UK registered charities.

Companies associated with Dr. Maslovskiy have on 17th December sold 2,000,000 Shares at a price of GBP11.93 per Share. The off-market sale to a non-related party at the ten day volume weighted average price is being conducted as part of a portfolio re-balancing and to provide funds for investments in non-mining related activities.

The following table shows the aggregate number of Shares sold and gifted and the resultant holdings of the two directors and their respective associates.

	Pre-sale shareholding	Number of Shares sold or gifted	Resultant shareholding
Peter Hambro and associates	10,620,513 (5.83%)	4,650 gifted	10,615,863 (5.83%)
Pavel Maslovskiy and associates	18,763,657 (10.31%)	2,000,000 sold	16,763,657 (9.21%)

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900

Alya Samokhvalova - Group Head of External Communications

Charles Gordon

Rachel Tuft

Merlin +44 (0) 20 7653 6620

David Simonson

Tom Randell

Petropavlovsk PLC
11 Grosvenor Place
Belgravia
London SW1X 7HH

contact@petropavlovsk.net
www.petropavlovsk.net
T: +44(0)20 7201 8900



THE QUEEN'S AWARDS FOR ENTERPRISE 2006 TO PETER HAMBRO MINING PLC

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:[ii]	PETROPAVLOVSK PLC
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	☒
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to the notification obligation:[iii]	BlackRock, Inc
4. Full name of shareholder(s) (if different from 3.):[iv]	
5. Date of the transaction and date on which the threshold is crossed or reached:[v]	15th December 2009
6. Date on which issuer notified:	16th December 2009
7. Threshold(s) that is/are crossed or reached:[vi, vii]	Holding has gone below 12%

8. Notified details:

A: Voting rights attached to shares [viii, ix]

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
			Direct	Direct [xi]	Indirect [xii]	Direct	Indirect
GB0031544546	20,408,253	20,408,253	N/A	N/A	21,114,475	N/A	11.60%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Warrants	9th June 2010	N/A	4,168	0.00%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta
CFD	N/A	N/A	N/A	712,200	0.39%	

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
21,830,843	11.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]
BlackRock Investment Management (UK) Limited – 21,830,843 (11.99%)

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	BlackRock Compliance Disclosures Team
14. Contact name:	Stuart Watchorn
15. Contact telephone number:	020 7743 5741; stuart.watchorn@blackrock.com

Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in shares[xxii]

A: Identity of the persons or legal entity subject to the notification obligation	
Full name (including legal form of legal entities)	BlackRock, Inc
Contact address (registered office for legal entities)	33 King William Street, London, EC4R 9AS
Phone number & email	020 7743 5741 stuart.watchorn@blackrock.com
Other useful information (at least legal representative for legal persons)	Stuart Watchorn

B: Identity of the notifier, if applicable	
Full name	
Contact address	
Phone number & email	
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information

For notes on how to complete form TR-1 please see the FSA website.


PETROPAVLOVSK

PRESS RELEASE

16 December 2009

Reorganisation of Director's Holdings

On 16th December 2009, Petropavlovsk PLC (the "Company") was advised by Macaria Investments Limited ("Macaria"), a company associated with Pavel Maslovskiy, the Company's Chief Executive, that 3,000,000 ordinary shares in the Company were transferred from Macaria to Tucker Consulting Corp, also a company associated with Dr. Maslovskiy. Both transfers were for nil consideration, occurred on 16th December 2009 and were part of an internal reorganisation of Dr. Maslovskiy's holdings in the Company.

Macaria's direct holding in the Company's ordinary shares and total voting rights has decreased to 3,628,516 representing 1.99% of the Company's issued share capital. Overall, Pavel Maslovskiy and his associates holding remains at 18,763,657 shares, representing 10.31% of the Company's issued share capital.

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900

Alya Samokhvalova - Group Head of External Communications

Merlin +44 (0) 20 7653 6620

David Simonson

Tom Randell


THE QUEEN'S AWARDS FOR ENTERPRISE 2008 TO PETER HAMBRO MINING PLC


PETROPAVLOVSK

PRESS RELEASE

16 December 2009

Update ahead of Year End and Production Guidance

Production Guidance
Petropavlovsk PLC announces that its preliminary estimate of attributable annual gold production for the year ending 31st December 2009 has been revised downwards by approximately 6%. Petropavlovsk's previously announced expectation was that annual production would be approximately 500,000 ounces of gold, but given the two recent events set out below the company now expects that the actual figure will be approximately 470,000 ounces of gold.

The events resulting in the revised guidance are as follows:

- A longer than anticipated maintenance period on the gearbox of the SAG-mill at the Pioneer 1 processing plant and;
- A small (c.600,000 tonne) land-slip at the southern end of the Pokrovskiy open pit. Selected Pioneer mining fleet units were brought in to perform remedial works to prevent further slippage with the result that at Pioneer there was a corresponding under-mine of approximately 1 million cubic metres in the period.

Both of these issues have now been resolved. There were no injuries resulting from the landslip and full safety procedures have been followed throughout.

New Banking Facility
The company is also pleased to announce that it has signed an up to US$150m three year secured term loan facility agreement with ING Bank, Unicredit Bank and Raiffeisenbank. This new facility will provide working capital flexibility to allow the Group to continue with its development plans.

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900
Alya Samokhvalova
Charles Gordon
Rachel Tuft

Merlin +44 (0) 20 7653 6620
David Simonson
Tom Randell




PETROPAVLOVSK

PRESS RELEASE

10 December 2009

Petropavlovsk PLC

7.125 per cent Guaranteed Convertible Bonds Due 2010/Total Voting Rights

Petropavlovsk PLC ("the Company") announces that, further to the conversion of a total of $139,800,000 7.125 per cent Guaranteed Convertible Bonds ("Bonds") and the resulting allotment of a total of 10,840,032 shares, the total issued share capital of the Company comprises 182,079,767 ordinary shares with a nominal value of £0.01 each, each ordinary share conveying the right to one vote. Petropavlovsk PLC does not hold any ordinary shares in Treasury. Therefore the total number of voting rights in Petropavlovsk PLC is 182,079,767.

The above figure of 182,079,767 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Petropavlovsk PLC under the Financial Service Authority's Disclosure and Transparency Rules.

The outstanding $200,000 Bonds in issue will be redeemed on 14 December 2009.

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900

Alya Samokhvalova - Group Head of External Communications

Merlin +44 (0) 20 7653 6620

David Simonson

Tom Randell


THE QUEEN'S AWARDS FOR ENTERPRISE 2006 TO PETER HAMBRO MINING PLC


PETROPAVLOVSK

PRESS RELEASE

8 December 2009

Petropavlovsk PLC

Total Voting Rights

Petropavlovsk PLC ("the Company") announces that, further to the conversion of bonds and the resulting allotment of 1,380,202 shares today, the total issued share capital of the Company comprises 181,715,334 ordinary shares with a nominal value of £0.01 each, each ordinary share conveying the right to one vote. Petropavlovsk PLC does not hold any ordinary shares in Treasury. Therefore the total number of voting rights in Petropavlovsk PLC is 181,715,334.

The above figure of 181,715,334 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Petropavlovsk PLC under the Financial Service Authority's Disclosure and Transparency Rules.

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900

Alya Samokhvalova - Group Head of External Communications

Merlin +44 (0) 20 7653 6620

David Simonson

Tom Randell


THE QUEEN'S AWARDS FOR ENTERPRISE 2006 TO PETER HAMBRO MINING PLC


PETROPAVLOVSK

PRESS RELEASE

7 December 2009

Petropavlovsk PLC

Reminder of Conversion Period under Redemption Notice of US$140,000,000 7.125 per cent Guaranteed Convertible Bonds Due 2010

Following the Redemption Notice issued by Petropavlovsk PLC on 13 November 2009, Bondholders wishing to convert their Bonds into the Ordinary Shares and avoid having their Bonds redeemed are reminded they have up to and including **Tuesday 8 December 2009** to deliver their Bonds for conversion.

Optional Redemption Notice (as released on 13 November 2009):

Capitalised terms used herein shall have the same meanings as those ascribed to them in the terms and conditions of the Bonds.

Notice is hereby given that the Issuer will redeem all outstanding Bonds in full prior to the Final Maturity Date pursuant to Condition 7(b) (*Redemption at the Option of the Issuer*) at their principal amount together with accrued interest up to but excluding the Optional Redemption Date (as defined below), details of which are set out below:

Optional Redemption Date:	14 December 2009
Conversion Price as at 11 November 2009, being the latest practicable date prior to the publication of this Notice:	£7.24 per Share
Aggregate principal amount outstanding of the Bonds as at 11 November 2009, being the latest practicable date prior to the publication of this Notice:	US$139,900,000
Closing price of the Ordinary Shares as at 11 November 2009, being the latest practicable date prior to the publication of this Notice:	£13.05
Conversion Period:	Up to close of business (at the place where the relevant Bond is delivered for conversion) on 8 December 2009

Petropavlovsk PLC
11 Grosvenor Place
Belgravia
London SW1X 7HH

contact@petropavlovsk.net
www.petropavlovsk.net
T: +44(0)20 7201 8900


THE QUEEN'S AWARDS FOR ENTERPRISE 2006 TO PETER HAMBRO MINING PLC

Condition 7(b) (*Redemption at the Option of the Issuer*) provides that the outstanding Bonds may, at the option of the Issuer, be redeemed at their principal amount plus accrued interest up to but excluding the Optional Redemption Date provided that at any time on or after 25 August 2008, on more than 20 dealing days during any period of 30 consecutive dealing days ending not earlier than 14 days prior to the giving of the Optional Redemption Notice, the Aggregate Value for each such dealing day exceeds US$150,000. This proviso was satisfied as at the close of business on 12 November 2009.

Bondholders wishing to avoid having their Bonds redeemed have up to and including 8 December 2009 to convert those Bonds. If all of the Bondholders elect to convert their Bonds, a total of approximately 10,847,810 Ordinary Shares will be issued upon conversion of those Bonds, representing approximately 6.33 per cent of the Guarantor's existing ordinary share capital as at 11 November 2009 and also approximately 5.97 per cent of its ordinary share capital as at such date as enlarged by the issue of such Ordinary Shares.

The Issuer intends to complete any formalities in relating to the delisting of the Bonds from the Luxembourg Stock Exchange as soon as possible following the redemption of the outstanding Bonds on 14 December 2009.

Enquiries to:

Petropavlovsk PLC **+44 (0) 207 201 8900**
Charlie Gordon
Brian Egan

Merlin **+44 (0) 207 726 8400**
David Simonson
Tom Randell


PETROPAVLOVSK

PRESS RELEASE

4 December 2009

Petropavlovsk PLC

Total Voting Rights

Petropavlovsk PLC ("the Company") announces that, further to the conversion of bonds and the resulting allotment of 1,946,243 shares today, the total issued share capital of the Company comprises 180,335,132 ordinary shares with a nominal value of £0.01 each, each ordinary share conveying the right to one vote. Petropavlovsk PLC does not hold any ordinary shares in Treasury. Therefore the total number of voting rights in Petropavlovsk PLC is 180,335,132.

The above figure of 180,335,132 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Petropavlovsk PLC under the Financial Service Authority's Disclosure and Transparency Rules.

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900

Alya Samokhvalova - Group Head of External Communications

Merlin +44 (0) 20 7653 6620

David Simonson

Tom Randell


THE QUEEN'S AWARDS FOR ENTERPRISE 2006 TO PETER HAMBRO MINING PLC

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	Petropavlovsk Plc Sedol 3154454

2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	√
Other (please specify):	

3. Full name of person(s) subject to the notification obligation: [iii]	[1]Lansdowne Partners Limited being the General Partner of Lansdowne Partners Limited Partnership [2]Lansdowne Partners International Limited
4. Full name of shareholder(s) (if different from 3.):[iv]	HSBC Client Holdings UK Limited (Registered Shareholder)
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	02/12/09
6. Date on which issuer notified:	04/12/09
7. Threshold(s) that is/are crossed or reached: [vi, vii]	5%

8. Notified details:

A: Voting rights attached to shares [viii, ix]

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
			Direct	Direct [xi]	Indirect [xii]	Direct	Indirect
Ordinary Shares GB0031544546	8,404,995	8,404,995			Below 5%		Below 5%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
Below 5%	Below 5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]
Lansdowne Partners International Limited is the parent undertaking of Lansdowne Partners Limited.

Proxy Voting:	
10. Name of the proxy holder:	Lansdowne Partners Limited
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Andrea Taylor
15. Contact telephone number:	+44 20 7408 8508



PETROPAVLOVSK

PRESS RELEASE

3 December 2009

Petropavlovsk PLC
Total Voting Rights

Petropavlovsk PLC ("the Company") announces that, further to the conversion of bonds and the resulting allotment of 155,079 shares today, the total issued share capital of the Company comprises 178,388,889 ordinary shares with a nominal value of £0.01 each, each ordinary share conveying the right to one vote. Petropavlovsk PLC does not hold any ordinary shares in Treasury. Therefore the total number of voting rights in Petropavlovsk PLC is 178,388,889.

The above figure of 178,388,889 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Petropavlovsk PLC under the Financial Service Authority's Disclosure and Transparency Rules.

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900

Alya Samokhvalova - Group Head of External Communications

Merlin +44 (0) 20 7653 6620

David Simonson

Tom Randell



THE QUEEN'S AWARDS FOR ENTERPRISE 2006 TO PETER HAMBRO MINING PLC


PETROPAVLOVSK

PRESS RELEASE

2 December 2009

Petropavlovsk PLC

Total Voting Rights

Petropavlovsk PLC ("the Company") announces that, further to the conversion of bonds and the resulting allotment of 2,039,294 shares today, the total issued share capital of the Company comprises 178,233,810 ordinary shares with a nominal value of £0.01 each, each ordinary share conveying the right to one vote. Petropavlovsk PLC does not hold any ordinary shares in Treasury. Therefore the total number of voting rights in Petropavlovsk PLC is 178,233,810.

The above figure of 178,233,810 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Petropavlovsk PLC under the Financial Service Authority's Disclosure and Transparency Rules.

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900

Alya Samokhvalova - Group Head of External Communications

Merlin +44 (0) 20 7653 6620

David Simonson

Tom Randell

Petropavlovsk PLC
11 Grosvenor Place
Belgravia
London SW1X 7HH

contact@petropavlovsk.net
www.petropavlovsk.net
T: +44(0)20 7201 8900



THE QUEEN'S AWARDS FOR ENTERPRISE 2006 TO PETER HAMBRO MINING PLC


PETROPAVLOVSK

PRESS RELEASE

1 December 2009

Petropavlovsk PLC

Total Voting Rights

Petropavlovsk PLC ("the Company") announces that, further to the conversion of bonds and the resulting allotment of 348,927 shares today, the total issued share capital of the Company comprises 176,194,516 ordinary shares with a nominal value of £0.01 each, each ordinary share conveying the right to one vote. Petropavlovsk PLC does not hold any ordinary shares in Treasury. Therefore the total number of voting rights in Petropavlovsk PLC is 176,194,516.

The above figure of 176,194,516 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Petropavlovsk PLC under the Financial Service Authority's Disclosure and Transparency Rules.

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900

Alya Samokhvalova - Group Head of External Communications

Merlin +44 (0) 20 7653 6620

David Simonson

Tom Randell


THE QUEEN'S AWARDS FOR ENTERPRISE 2006 TO PETER HAMBRO MINING PLC


PETROPAVLOVSK

PRESS RELEASE

30 November 2009

Petropavlovsk PLC

Total Voting Rights

Petropavlovsk PLC ("the Company") announces that, further to the conversion of bonds and the resulting allotment of 147,324 shares today, the total issued share capital of the Company comprises 175,845,589 ordinary shares with a nominal value of £0.01 each, each ordinary share conveying the right to one vote. Petropavlovsk PLC does not hold any ordinary shares in Treasury. Therefore the total number of voting rights in Petropavlovsk PLC is 175,845,589.

The above figure of 175,845,589 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Petropavlovsk PLC under the Financial Service Authority's Disclosure and Transparency Rules.

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900

Alya Samokhvalova - Group Head of External Communications

Merlin +44 (0) 20 7653 6620

David Simonson

Tom Randell


THE QUEEN'S AWARDS FOR ENTERPRISE 2008 TO PETER HAMBRO MINING PLC


PETROPAVLOVSK

PRESS RELEASE

27 November 2009

Petropavlovsk PLC

Total Voting Rights

Petropavlovsk PLC ("the Company") announces that, further to the conversion of bonds and the resulting allotment of 1,744,644 shares today, the total issued share capital of the Company comprises 175,698,265 ordinary shares with a nominal value of £0.01 each, each ordinary share conveying the right to one vote. Petropavlovsk PLC does not hold any ordinary shares in Treasury. Therefore the total number of voting rights in Petropavlovsk PLC is 175,698,265.

The above figure of 175,698,265 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Petropavlovsk PLC under the Financial Service Authority's Disclosure and Transparency Rules.

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900

Alya Samokhvalova - Group Head of External Communications

Merlin +44 (0) 20 7653 6620

David Simonson

Tom Randell


THE QUEEN'S AWARDS FOR ENTERPRISE 2008 TO PETER HAMBRO MINING PLC


PETROPAVLOVSK

PRESS RELEASE

26 November 2009

Petropavlovsk PLC

Total Voting Rights

Petropavlovsk PLC ("the Company") announces that, further to the conversion of bonds and the resulting allotment of 1,124,325 shares today, the total issued share capital of the Company comprises 173,953,621 ordinary shares with a nominal value of £0.01 each, each ordinary share conveying the right to one vote. Petropavlovsk PLC does not hold any ordinary shares in Treasury. Therefore the total number of voting rights in Petropavlovsk PLC is 173,953,621.

The above figure of 173,953,621 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Petropavlovsk PLC under the Financial Service Authority's Disclosure and Transparency Rules.

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900

Alya Samokhvalova - Group Head of External Communications

Merlin +44 (0) 20 7653 6620

David Simonson

Tom Randell

Petropavlovsk PLC
11 Grosvenor Place
Belgravia
London SW1X 7HH

contact@petropavlovsk.net
www.petropavlovsk.net
T: +44(0)20 7201 8900


THE QUEEN'S AWARDS FOR ENTERPRISE 2006 TO PETER HAMBRO MINING PLC

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation: [iii]	Baring Asset Management Limited ("BAM") OppenheimerFunds, Inc. ("OFI")
4. Full name of shareholder(s) (if different from 3.):[iv]	
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	November 20, 2009
6. Date on which issuer notified:	November, 24, 2009
7. Threshold(s) that is/are crossed or reached: [vi, vii]	3% (BAM independently decreased to 2.99%)

8. Notified details:

Petropavlocsk Plc
Investor Relations
Alya Samokhvalova, Group Head of External Communications
Email: as@petropavlovsk.net

A: Voting rights attached to shares [viii, ix]

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
			Direct	Direct [xi]	Indirect [xii]	Direct	Indirect
GB0031544546	6,379,003(BAM) 1,798,000(OFI) 8,177,003 (Total)	6,379,003(BAM) 1,798,000(OFI) 8,177,003 (Total)	5,159,059 (BAM) 1,898,000 (OFI) 7,057,059 (Total)		5,159,059 (BAM) 1,898,000 (OFI) 7,057,059 (Total)		2.985% (BAM) 1.098% (OFI) 4.083% (Total)

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
5,159,059 (BAM) 1,898,000 (OFI) 7,057,059 (Total)	2.985% (BAM) 1.098% (OFI) 4.083% (Total)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]
The percentage of holdings noted above is based on total outstanding shares of 172,829,296. Massachusetts Mutual Life Insuarance Company is the parent company of Baring Asset Management Limited ("BAM") and OppenheimerFunds, Inc. ("OFI")

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Susan Beaudin, Massachusetts Mutual Life Insurance Company
15. Contact telephone number:	011(413)744-5956

Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in shares[xxii]

A: Identity of the persons or legal entity subject to the notification obligation	
Full name (including legal form of legal entities)	
Contact address (registered office for legal entities)	
Phone number & email	
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable	
Full name	
Contact address	
Phone number & email	
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information

For notes on how to complete form TR-1 please see the FSA website.


PETROPAVLOVSK

PRESS RELEASE

20 November 2009

Petropavlovsk PLC

Total Voting Rights

Petropavlovsk PLC ("the Company") announces that, further to the conversion of bonds and the resulting allotment of 38,769 shares today, the total issued share capital of the Company comprises 172,829,296 ordinary shares with a nominal value of £0.01 each, each ordinary share conveying the right to one vote. Petropavlovsk PLC does not hold any ordinary shares in Treasury. Therefore the total number of voting rights in Petropavlovsk PLC is 172,829,296.

The above figure of 172,829,296 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Petropavlovsk PLC under the Financial Service Authority's Disclosure and Transparency Rules.

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900

Alya Samokhvalova - Group Head of External Communications

Merlin +44 (0) 20 7653 6620

David Simonson

Tom Randell


THE QUEEN'S AWARDS FOR ENTERPRISE 2006 TO PETER HAMBRO MINING PLC


PETROPAVLOVSK

PRESS RELEASE

18 November 2009

Petropavlovsk PLC

Directors' Dealings / Total Voting Rights

Petropavlovsk PLC ("the Company") announces that on 17 November 2009 notification was received from Peter Hambro and Pavel Maslovskiy, both directors of the Company, of the conversion of Guaranteed Convertible Bonds at a conversion price of £7.24.

Further to this conversion, the holding of Peter Hambro and associates and Pavel Maslovskiy and associates has increased by the allotment of the following ordinary shares:

Director	Before conversion		Number of shares allotted	After conversion	
	Number of shares	%		Number of shares	%
Peter Hambro and associates	10,042,843	5.86%	577,670	10,620,513	6.15%
Pavel Maslovskiy and associates	18,224,756	10.64%	538,901	18,763,657	10.86%

Following these allotments, and the allotment of 426,468 shares further to the conversion of bonds by other bondholders, which were made today, the total issued share capital of the Company will comprise 172,790,527 ordinary shares with a nominal value of £0.01 each, each ordinary share conveying the right to one vote. Petropavlovsk PLC does not hold any ordinary shares in Treasury. Therefore, the total number of voting rights in Petropavlovsk PLC will be 172,790,527.

The above figure of 172,790,527 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Petropavlovsk PLC under the Financial Service Authority's Disclosure and Transparency Rules.

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900
Alya Samokhvalova - Group Head of External Communications

Merlin +44 (0) 20 7653 6620
David Simonson
Tom Randell

Petropavlovsk PLC
11 Grosvenor Place
Belgravia
London SW1X 7HH

contact@petropavlovsk.net
www.petropavlovsk.net
T: +44(0)20 7201 8900


THE QUEEN'S AWARDS FOR ENTERPRISE 2006 TO PETER HAMBRO MINING PLC


PETROPAVLOVSK

PRESS RELEASE

Petropavlovsk PLC

Redemption Notice of US$140,000,000 7.125 per cent Guaranteed Convertible Bonds Due 2010 (ISIN: XS0224133099) (Bonds) issued by Peter Hambro Mining Group Finance Limited (Issuer) and guaranteed by and convertible into ordinary shares (Ordinary Shares) of Petropavlovsk PLC (Guarantor)

13 November 2009

Given that the Aggregate Value[1] per Bond has traded above $150,000 for more than 20 of the last 30 dealing days, the Company has decided to exercise its option to redeem the Bonds. Set out below are details of the redemption notice, which is also being posted to Bondholders in full. The Company has opted to give an optional redemption notice period to Bondholders of 31 days (being not less than 30 days nor more than 90 days) as required under the terms of the Bonds. In the event that Bondholders wish to convert their Bonds into the Ordinary Shares as opposed to having their Bonds redeemed, they have up to and including **8 December 2009** to convert those Bonds.

Optional Redemption Notice:

Capitalised terms used herein shall have the same meanings as those ascribed to them in the terms and conditions of the Bonds.

Notice is hereby given that the Issuer will redeem all outstanding Bonds in full prior to the Final Maturity Date pursuant to Condition 7(b) (*Redemption at the Option of the Issuer*) at their principal amount together with accrued interest up to but excluding the Optional Redemption Date (as defined below), details of which are set out below:

Optional Redemption Date:	14 December 2009
Conversion Price as at 11 November 2009, being the latest practicable date prior to the publication of this	£7.24 per Share

[1] **Aggregate Value** means, in respect of any dealing day, the value expressed in US Dollars calculated in accordance with the following formula:

AV = (BV/CP) x MP

Where:

AV = Aggregate Value;

BV = the sterling value of a Bond's principal amount, calculated by dividing US$100,000 by the Prevailing Rate of Exchange as at the close of business on such dealing day;

CP = the Conversion Price on such dealing day; and

MP = the Volume Weighted Average Price for an Ordinary Share on such dealing day translated into US dollars at the Prevailing Rate of Exchange as at the close of business on such dealing day.

Petropavlovsk PLC
11 Grosvenor Place
Belgravia
London SW1X 7HH

contact@petropavlovsk.net
www.petropavlovsk.net
T: +44(0)20 7201 8900


THE QUEEN'S AWARDS FOR ENTERPRISE 2006 TO PETER HAMBRO MINING PLC

Notice:

Aggregate principal amount outstanding of the Bonds as at 11 November 2009, being the latest practicable date prior to the publication of this Notice:	US$139,900,000
Closing price of the Ordinary Shares as at 11 November 2009, being the latest practicable date prior to the publication of this Notice:	£13.05
Conversion Period:	Up to close of business (at the place where the relevant Bond is delivered for conversion) on 8 December 2009

Condition 7(b) (*Redemption at the Option of the Issuer*) provides that the outstanding Bonds may, at the option of the Issuer, be redeemed at their principal amount plus accrued interest up to but excluding the Optional Redemption Date provided that at any time on or after 25 August 2008, on more than 20 dealing days during any period of 30 consecutive dealing days ending not earlier than 14 days prior to the giving of the Optional Redemption Notice, the Aggregate Value for each such dealing day exceeds US$150,000. This proviso was satisfied as at the close of business on 12 November 2009.

Bondholders wishing to avoid having their Bonds redeemed have up to and including 8 December 2009 to convert those Bonds. If all of the Bondholders elect to convert their Bonds, a total of approximately 10,847,810 Ordinary Shares will be issued upon conversion of those Bonds, representing approximately 6.33 per cent of the Guarantor's existing ordinary share capital as at 11 November 2009 and also approximately 5.97 per cent of its ordinary share capital as at such date as enlarged by the issue of such Ordinary Shares.

The Issuer intends to complete any formalities in relating to the delisting of the Bonds from the Luxembourg Stock Exchange as soon as possible following the redemption of the outstanding Bonds on 14 December 2009.

Enquiries to:

Petropavlovsk PLC
Peter Hambro
Brian Egan
+44 (0) 207 201 8900

Merlin
David Simonson
Tom Randell
+44 (0) 20 7726 8400

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	Petropavlovsk Plc
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	☒
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to the notification obligation: [iii]	BlackRock Inc.
4. Full name of shareholder(s) (if different from 3.): [iv]	
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	28th October2009
6. Date on which issuer notified:	30th October 2009
7. Threshold(s) that is/are crossed or reached: [vi, vii]	Holding has gone above 10%

8. Notified details:

A: Voting rights attached to shares [viii, ix]

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
			Direct	Direct [xi]	Indirect [xii]	Direct	Indirect
GB0031544546	13,475,261*	13,475,261*	N/A	N/A	15,670,786		9.1514%

* previously disclosed under holdings in Peter Hambro Mining Plc

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Warrants	9th June 2010	N/A	4,168	0.0024%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta
CFD	N/A	N/A	N/A	614,975	0.3591%	
Convertible Bond	GBP 7.24	11th August 2010	N/A	852,937	0.4981%	

Total (A+B+C)

Number of voting rights	Percentage of voting rights
17,142,866	10.0110%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]
BlackRock Investment Management (UK) Limited – 17,142,866 (10.0110%)

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	BlackRock Compliance Disclosures Team
14. Contact name:	Stuart Watchorn
15. Contact telephone number:	020 7743 5741 / stuart.watchorn@blackrock.com

Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in shares[xxii]

A: Identity of the persons or legal entity subject to the notification obligation	
Full name (including legal form of legal entities)	BlackRock Inc
Contact address (registered office for legal entities)	33 King William Street, London EC4R 9AS
Phone number & email	020 7743 5741 / stuart.watchorn@blackrock.com
Other useful information (at least legal representative for legal persons)	Stuart Watchorn

B: Identity of the notifier, if applicable	
Full name	
Contact address	
Phone number & email	
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information

For notes on how to complete form TR-1 please see the FSA website.



PETROPAVLOVSK

PRESS RELEASE

20 October 2009

Petropavlovsk PLC

Application for Listing / Total Voting Rights

Petropavlovsk PLC ("the Company") announces that application has been made for the admission of 156,250 ordinary shares to listing on the Official List and to trading on the main market of the London Stock Exchange ("Admission") and dealings in these ordinary shares are expected to commence at 8.00 a.m. on 22 October 2009. The allotment of shares follows the exercise of share options.

Following this issue the total issued share capital of the Company will comprise 171,239,735 ordinary shares with a nominal value of £0.01 each, each ordinary share conveying the right to one vote. Petropavlovsk PLC does not hold any Ordinary shares in Treasury. Therefore, after Admission the total number of voting rights in Petropavlovsk PLC will be 171,239,735.

The above figure of 171,239,735 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Petropavlovsk PLC under the Financial Service Authority's Disclosure and Transparency Rules.

Enquiries:

Petropavlovsk PLC	+44 (0) 20 7201 8900
Alya Samokhvalova - Group Head of External Communications	
Heather Williams – Company Secretary	
Merlin	+44 (0) 20 7653 6620
David Simonson	
Tom Randell	

Petropavlovsk PLC
11 Grosvenor Place
Belgravia
London SW1X 7HH

contact@petropavlovsk.net
www.petropavlovsk.net
T: +44(0)20 7201 8900


THE QUEEN'S AWARDS
FOR ENTERPRISE 2008
TO PETER HAMBRO
MINING PLC


PETROPAVLOVSK

PRESS RELEASE

20 October 2009

Directors' Share Dealings

On 19 October 2009, Petropavlovsk PLC (the "Company") was advised by Peter Hambro Limited ("PHL"), a company associated with Peter Hambro, the Company's Chairman, that 1,491,099 ordinary shares in the Company were transferred from Nemofield Limited to PHL and 250,000 ordinary shares in the Company were transferred from H&H Mining (Investments) Limited to PHL. Nemofield Limited and H&H Mining (Investments) Limited are both wholly owned subsidiaries of PHL. Both transfers were for nil consideration, occurred on 19 October 2009 and were part of an internal reorganisation of PHL.

PHL's direct holding in the Company's ordinary shares and total voting rights has increased to 5,812,008 ordinary shares representing 3.4% of the Company's issued share capital. Overall, Peter Hambro and his associates holding remains at 10,042,843 ordinary shares representing 5.87% of the Company's issued share capital.

The Company has also been advised of share dealings on 19 October 2009 by Brian Egan and Sir Malcolm Field, both Directors of the Company.

Brian Egan has advised that on 19 October 2009 he sold 11,170 ordinary shares at a price of £11.52 per share. He remains interested in 53,846 shares held through the Company's employee benefit trust.

Sir Malcolm Field has advised that on 19 October 2009 he sold 25,000 ordinary shares at a price of £11.55 per share. He remains interested in 50,312 shares and 2,187 warrants.

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900

Alya Samokhvalova - Group Head of External Communications

Heather Williams – Company Secretary

Merlin +44 (0) 20 7653 6620

David Simonson

Tom Randell


THE QUEEN'S AWARDS FOR ENTERPRISE 2006 TO PETER HAMBRO MINING PLC


PETROPAVLOVSK

PRESS RELEASE

20 October 2009

Petropavlovsk PLC

Application for Listing / Total Voting Rights

Petropavlovsk PLC ("the Company") announces that application has been made for the admission of 156,250 ordinary shares to listing on the Official List and to trading on the main market of the London Stock Exchange ("Admission") and dealings in these ordinary shares are expected to commence at 8.00 a.m. on 22 October 2009. The allotment of shares follows the exercise of share options.

Following this issue the total issued share capital of the Company will comprise 171,239,735 ordinary shares with a nominal value of £0.01 each, each ordinary share conveying the right to one vote. Petropavlovsk PLC does not hold any Ordinary shares in Treasury. Therefore, after Admission the total number of voting rights in Petropavlovsk PLC will be 171,239,735.

The above figure of 171,239,735 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Petropavlovsk PLC under the Financial Service Authority's Disclosure and Transparency Rules.

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900

Alya Samokhvalova - Group Head of External Communications

Heather Williams – Company Secretary

Merlin +44 (0) 20 7653 6620

David Simonson

Tom Randell

Petropavlovsk PLC
11 Grosvenor Place
Belgravia
London SW1X 7HH

contact@petropavlovsk.net
www.petropavlovsk.net
T: +44(0)20 7201 8900


THE QUEEN'S AWARDS
FOR ENTERPRISE 2006
TO PETER HAMBRO
MINING PLC



PETROPAVLOVSK

PRESS RELEASE

Production Report for Q3 2009 and Interim Management Statement

Petropavlovsk PLC ("PPK" or the "Company") today issues its interim management statement for the period from 1 July 2009 to date, in accordance with the UK Listing Authority's Disclosure and Transparency Rules.

Highlights

Gold production Report for Q3 2009

	Attributable Production*			
	Q3 2009	Q3 2008	**9 months to 30 Sep 2009**	9 months to 30 Sep 2008
Amur Region	**'000oz**	'000oz	**'000oz**	'000oz
Pokrovskiy deposit	**57,300**	52,200	**149,000**	144,300
Pioneer deposit**	**34,400**	38,500	**152,500**	77,300
Alluvials (including Tokur)	**10,800**	13,800	**16,200**	18,700
Joint ventures				
Odolgo	**1,000**	1,800	**1,500**	2,200
Omchak	**20,100**	18,000	**27,000**	26,400
TOTAL	**123,600**	124,300	**346,200**	268,900

Total attributable gold production, as stated throughout this document, is comprised of 100% of production from the Group's subsidiaries and the relevant share of production from joint ventures. The Company's direct and indirect interest in Pokrovskiy Rudnik (and any interest held by Pokrovskiy Rudnik) is 98.61%.

*****During the nine month period ended 30 September 2009, some of the ore from Pioneer deposit was processed through Pokrovskiy mill, yielding production of 9,500oz. Pioneer gold processed through Pokrovskiy mill is included in the Pioneer deposit figures. Figures for the comparative period are restated accordingly.***

Production Update:

- The Group's total attributable gold production for the nine months ended 30 September 2009 increased by 29% compared to the same period in 2008 mainly due to the significant increase in production at the Pioneer mine;
- Pokrovskiy and Pioneer mines' combined year-to-date gold production increased by 36% to 301,500oz compared to the same period in 2008;

Petropavlovsk PLC
11 Grosvenor Place
Belgravia
London SW1X 7HH

contact@petropavlovsk.net
www.petropavlovsk.net
T: +44(0)20 7201 8900

- The second production line at Pioneer was successfully commissioned in September at 135,000 tonnes per month of ore (107% of design capacity);
- Combined throughput at Pioneer mills (>180,000 tonnes per month of ore) producing circa 35,000oz per month supports the full year production target;
- The Group's joint ventures and alluvial operations contributed a further 44,700oz year-to-date (compared to 47,300oz in the same period of 2008) in line with the Group's forecast;
- Cash operating costs for the nine months were in line with the Group's forecast;
- The Group remains confident in delivering its full year overall target of 500,000oz of gold.

Exploration and Development

- The expected commissioning of Pioneer's 3rd line has advanced from August 2010 to March 2010, and will provide an additional capacity of 135,000 tonnes per month of ore;
- The Malomir project is on track for commissioning in the second half of 2010;
- The infrastructure programme at Albyn has commenced. Production is scheduled to begin at the end of 2011;
- A new metallurgical testing plant in Blagoveschensk has been commissioned which is an important step in the Group's development programme.

Corporate update

- On 2 September 2009, the Company announced a Tender Offer and Consent Solicitation for the remaining US$53m 7% Gold Equivalent Exchangeable Bonds due 2012. The transaction was completed on 1 October 2009;
- On 23 September 2009, following the Extraordinary General Meeting held on 14 September 2009 and registration by Companies House, the Company's name was changed from Peter Hambro Mining plc to Petropavlovsk PLC;
- On 6 October 2009, the Company announced that it had signed a Memorandum of Understanding with Leader, the largest asset management company in Russia, regarding the creation of a Russian closed unit investment fund;
- On 13 October 2009, the Company announced that it had signed a binding cooperation agreement with Xuan Yuan Industrial Development Co. Ltd ("XY-Group"), which forms the basis for the joint development of the K&S iron ore project. The cooperation agreement envisages that, subject to the relevant transaction documentation being finalised, XY-Group will provide at least 70% of the project finance for the construction of the 3.2mtpa stage 1 of the plant. This stage is expected to incur US$375m of capital expenditure.

Commenting on the announcement, Peter Hambro, Chairman, said:

"The successful commissioning of the second stage of the processing plant at Pioneer and the fact that it has now achieved 107% of its design capacity is a powerful demonstration of the abilities of our design and construction teams. It is remarkable that this was successfully commissioned in only 10 months.

During our visit to China to coincide with Prime Minister Putin's attendance at the Russo Chinese Economic Forum we agreed with the equipment suppliers that the completion of Stage 3 of the Pioneer processing circuit should be advanced to March 2010 from August 2010 thereby enabling us to expand current capacity of the Pioneer mine.

The success at Pioneer is a strong signal that the plans at Malomir and Albyn can be achieved. In the meantime I am pleased to reaffirm our 500,000oz target for 2009 gold production.

Also I am very pleased with the recent signing of the cooperation agreement with the XY Group which is a significant step forward in the development of the Group's major iron ore business."

There will be a conference call today to discuss the announcement at **14:00** (London time).

Details to access the conference call are as follows:
The Dial-in number in the UK will be: **0800 694 0257**
The Dial-in number is Russia will be: **8108 002 097 2044**
The Dial-in number in the USA will be: **1866 966 9439**
Elsewhere, the Dial-in number will be: **0044 1452 555 566**

The Conference ID in all cases will be: **35494664**

Enquiries:

Petropavlovsk PLC	+44 (0) 20 7201 8900
Alya Samokhvalova	
Charles Gordon	
Rachel Tuft	
Merlin	
David Simonson	+44 (0) 20 7653 6620
Tom Randell	

Pokrovskiy Mine

Work in the period continued to focus on mining primary ore in the south of the pit. The grade of ore mined during the 3rd quarter 2009 was 2.4g/t in line with the mining schedule with head grades through the mill (including stockpile depletion) of 4.1g/t. Due to technological improvements, recovery rates during the third quarter rose to 86%, compared to 84% in the second quarter of 2009. Pokrovskiy's impressive results were achieved in spite of the pit moving to lower levels and the absence of the blending of high grade ores from Pioneer which was halted after Q1 2009.

Pokrovskiy Mining and Processing Operations

Pokrovskiy Mining Operations					
	Units	**Q3 2009**	Q3 2008	**9 months to 30 Sep 2009**	9 months to 30 Sep 2008
Total Material Moved	*m³ '000*	**1,468**	1,387	**4,109**	4,286
Ore mined	*t '000*	**628**	548	**1,600**	1,607
Average grade	*g/t*	**2.4**	3.2	**2.7**	3.2
Gold content	*oz '000*	**49**	56	**137**	164
Pokrovskiy Processing Operations					
	Units	**Q3 2009**	Q3 2008	**9 months to 30 Sep 2009**	9 months to 30 Sep 2008
Resin in Pulp Plant					
Ore from pit	*t '000*	**256**	328	**828**	960
Average grade	*g/t*	**5.0**	4.4	**4.3**	4.3
Ore from stockpile	*t '000*	**189**	61	**452**	186
Average grade	*g/t*	**2.8**	3.0	**3.4**	3.4
Pioneer Ore	*t '000*	**-**	41	**35**	122
Grade	*g/t*	**-**	18.4	**10.0**	16.7
Total milled	*t '000*	**445**	431	**1,315**	1,268
Average grade	*g/t*	**4.1**	5.5	**4.1**	5.4
Gold content	*oz '000*	**59**	76	**175**	219
Recovery rate	*%*	**86.3**	86.2	**84.7**	86.5
Gold recovered	*oz '000*	**50.7**	65.9	**148.2**	189.4
Heap Leach					
Ore stacked	*t '000*	**365**	371	**676**	781
Average grade	*g/t*	**0.9**	0.8	**0.9**	0.8
Gold content	*oz '000*	**11**	10	**19**	21
Recovery rate	*%*	**60.2**	70.6	**53.4**	54.0
Gold recovered	*oz '000*	**6.6**	7.1	**10.3**	11.4
Total					
Gold recovered	*oz '000*	**57.3**	73.0	**158.5**	200.8
including					

Pokrovskiy	*oz '000*	**57.3**	52.2	**149.0**	144.3
Pioneer	*oz '000*	**0**	20.8	**9.5**	56.5

Pioneer mine

During the third quarter, the Pioneer mine increased production by 94% to 34,400 oz compared to 17,700 oz in the same period in 2008, in part due to the steady performance of the plant's first line and also the commissioning of the second line which subsequently was ramped up to reach full capacity by the end of September. This was achieved in spite of plant maintenance, the processing of lower head grades through the first mill (due to scheduled advanced stripping works at the Andreevskaya ore body) and the decision to leave the first gold produced by the second production line in the circuit for stripping in the 4th quarter. Intensive mining at Andreevskaya during the third quarter and the successful commissioning of the second line has resulted in the project now operating at in excess of design capacity according to schedule. The combined throughput at the Pioneer mills (>180,000 tonnes per month of ore) producing circa 35,000oz per month fully supports the full year production target.

Pioneer Mining and Processing Operations

Pioneer Mining Operations					
	Units	**Q3 2009**	Q3 2008	**9 months to 30 Sept 2009**	9 months to 30 Sept 2008
Total Material Moved	*m^3 '000*	**2,617**	749	**6,120**	2,007
Ore Mined	*t '000*	**414**	100	**813**	274
Grade	*g/t*	**3.1**	13.8	**6.5**	11.0
Gold	*oz '000*	**42**	44	**171**	97
Pioneer Processing Operations					
	Units	**Q3 2009**	Q3 2008	**9 months to 30 Sept 2009**	9 months to 30 Sept 2008
Resin in Pulp Plant					
Ore from pit***	*t '000*	**191**	276	**452**	364
Average grade	*g/t*	**6.8**	4.1	**10.4**	3.7
Ore from stockpile***	*t '000*	**-**	-	**60**	-
Average grade	*g/t*	**-**	-	**3.7**	-
Total milled	*t '000*	**191**	276	**512**	364
Average grade	*g/t*	**6.8**	4.1	**9.6**	3.7
Gold content	*oz '000*	**42**	36	**158**	43
Recovery rate	*%*	**82.3**	49.1	**90.3**	48.3
Gold Recovered	*oz '000*	**34.4**	17.7	**143.0**	20.8

In the H1 2009 Trading Update ore from pit should be read as ore from stockpile and ore from stockpile should be read as ore from pit.

Alluvial Production and Joint Ventures

The Company's joint ventures and alluvial operations contributed a further 44,700oz year-to-date (compared to 47,300oz in the same period of 2008) in line with the Group's forecast.

Development

Pilot plant
The Company has completed a US$12 million state-of-the-art pilot plant in Blagoveschensk capable of testing all aspects of gold and iron ore preparation and treatment, including a pilot scale autoclave. Commissioning of this metallurgical testing plant will significantly facilitate development of various beneficiation processes for the Group's development projects.

Pioneer
Earlier than scheduled delivery of the heavy equipment from China and completion of the required buildings allows for a five month improvement in the commissioning schedule of Stage 3 from August to March 2010. It is hoped that this will enable the Group to take greater advantage of the present high gold prices.

Malomir
Construction at Malomir continued during the third quarter with significant progress being made with site clearance, accommodation camp construction and at the process plant substation. The mining fleet for Stage 1 has been delivered and is currently in operation whilst all remaining equipment deliveries are scheduled for the winter months between November 2009 and March 2010. The Stage 1 process plant is currently on track to be operational during the second half of 2010.

Kuranakh
At the Kuranakh project, construction has continued at the Olekma beneficiation plant site. It is expected that construction should be completed by the end of the year.

Forward-looking statements

This release may include statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "projects", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this release and include, but are not limited to, statements regarding the Group's intentions, beliefs or current expectations concerning, among other things, the Group's results of operations, financial position, liquidity, prospects, growth, strategies and expectations of the industry.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements are not guarantees of future

performance and the development of the markets and the industry in which the Group operates may differ materially from those described in, or suggested by, any forward-looking statements contained in this release. In addition, even if the development of the markets and the industry in which the Group operates are consistent with the forward-looking statements contained in this release, those developments may not be indicative of developments in subsequent periods. A number of factors could cause developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation, general economic and business conditions, industry trends, competition, commodity prices, changes in law or regulation, currency fluctuations (including the US dollar and Rouble), the Group's ability to recover its reserves or develop new reserves, changes in its business strategy, political and economic uncertainty. Save as required by the Listing and Disclosure and Transparency Rules, the Company is under no obligation to update the information contained in this release.


PETROPAVLOVSK

PRESS RELEASE

13 October 2009

Petropavlovsk agreement with Xuan Yuan Industrial Development Co. Ltd. to develop the K&S iron ore project

Petropavlovsk PLC ("Petropavlovsk") announces the signing of a cooperation agreement (the "Agreement") with **Xuan Yuan Industrial Development Co. Ltd. (** "XY-Group" **)** which foresees the two parties jointly developing the K&S iron ore project.

The key elements of the Agreement include the following provisions:

- XY-Group will finance the construction of a mining and beneficiating operation at K&S to produce 3.2mtpa of 65% iron ore concentrate ("Stage 1");
- The parties will proceed to review the development of:
  - Stage 2 – the expansion of the 3.2mtpa operation to (a) exploit further resources at K&S and (b) to construct a mining and processing operation at the Garinskoye deposit from where the ore would transported to and beneficiated at an enlarged processing operation at K&S;
  - Stage 3 - the construction of a metallurgical plant at K&S with a total annual production capacity of 2.5Mt of Direct Reduced Iron (DRI) and the consumption of 3.75Mt of iron ore concentrate;
- The Stage 1 development is expected to incur US$375m of capital expenditure. XY Group will provide at least 70% of the funding by the way of a loan for the Stage 1 development in the form of a project finance facility with a term of c.10 years with repayment in the 7 years following Stage 1 commissioning and with interest payable at an approximate rate of LIBOR plus 5% on funds drawn (the "Loan");
- XY-Group may also choose to invest in new shares in the Petropavlovsk subsidiary that owns the K&S project which would result in XY-Group holding a minority stake in the project; any such subscription funds are expected to provide a part of the balance of the project funding cost;
- Upon completion of the project financing agreement, it is intended that XY-Group will enter into an iron ore offtake agreement for all production from Stage 1 during the term of the Loan at a price to be determined using the Western Australian benchmark plus a transport premium;
- This binding cooperation agreement forms the basis for full EPC, offtake and loan agreements that are expected to be finalised in the next six months.

XY-Group is one of the most successful private enterprise groups in China and is currently the largest Chinese investor in Russia. For more information please visit www.xy-group.com.


THE QUEEN'S AWARDS FOR ENTERPRISE 2006 TO PETER HAMBRO MINING PLC

Commenting on the announcement, Peter Hambro, Chairman of Petropavlovsk, said:
"We are delighted to have achieved an agreement with XY-Group which delivers significant progress on our 3 key objectives in iron ore – funding, construction and offtake. XY-Group is the largest Chinese investor in Russia and enjoys a strong track record of project development and investment and I look forward to building a successful partnership together.

"This agreement is the first step in realising the significant value that I believe is contained in our portfolio of non-precious metal assets. With Kuranakh reaching full production in 2010 and a busy construction programme at K&S as envisaged in this agreement, I believe the opportunity for Petropavlovsk to build a substantial position in the iron ore market is now achievable."

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900
Alya Samokhvalova
Charles Gordon
Rachel Tuft

Merlin
David Simonson +44 (0) 20 7653 6620
Tom Randell


PETROPAVLOVSK

PRESS RELEASE

06 October 2009

Petropavlovsk participation with Leader fund management company in Russian gold fund

Petropavlovsk PLC ("Petropavlovsk"), Russia's third largest gold producing company, notes a report in the Russian media that Leader, the largest asset management company in Russia, whose major client is "Gazfund" Pension Fund (the Gazprom pension fund), announces its intention to create a gold mining fund (the" Fund").

Petropavlovsk is pleased to confirm that it has signed a Memorandum of Understanding ("MoU") with Leader regarding the creation of a Russian closed unit investment fund. The MoU outlines the general terms on which Leader would invest its client's funds and Petropavlovsk would contribute its own capital and provide in-house mining expertise in the acquisition and development of Russian gold mining businesses.

A number of such gold mining businesses have already been identified and Leader and Petropavlovsk are working towards definitive documentation to complete the deal. It is envisaged that the initial investment in the Fund is likely to be in the order of $100 million.

Commenting on the announcement, Peter Hambro, Chairman of Petropavlovsk said:
"The association with Leader and Gazfund brings to our company opportunities in our industry that we would otherwise not have had and I am very pleased by this. As the same time, the agreement makes it clear that Petropavlovsk's ordinary business is unaffected by the formation of the fund."

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900
Alya Samokhvalova
Charles Gordon
Rachel Tuft

Merlin
David Simonson +44 (0) 20 7653 6620
Tom Randell

Petropavlovsk PLC
11 Grosvenor Place
Belgravia
London SW1X 7HH

contact@petropavlovsk.net
www.petropavlovsk.net
T: +44(0)20 7201 8900




PETROPAVLOVSK

PRESS RELEASE

Petropavlovsk Plc (formerly Peter Hambro Mining Plc) - Announcement of results of Tender Offer and Consent Solicitation

Petropavlovsk Plc
24 September 2009

Background

On 2 September 2009 Peter Hambro Mining Group Finance Limited (**Company**) announced:

(a) a Tender Offer and Consent Solicitation (each as defined below) to the holders of the outstanding US$53,000,000 7.00 per cent. Guaranteed Gold Equivalent Exchangeable Bonds due 2012 (**Bonds**) issued by the Company pursuant to which the holders of the Bonds (**Bondholders**) were invited to tender their Bonds to the Company for cash (**Tender Offer**), subject to the terms and conditions set forth in the tender and consent memorandum relating to the Tender Offer and the Consent Solicitation dated 2 September 2009 (**Tender and Consent Memorandum**); and

(b) that, in conjunction with the Tender Offer, a meeting of the Bondholders had been convened by the Company to take place on 24 September 2009, to consider and, if thought fit, pass the extraordinary resolution set out in the Notice (as defined below) (**Extraordinary Resolution**) which, subject to certain conditions set out therein, sought to make certain changes to the transaction documents to permit the Company, at its option, to redeem and cancel all, but not some only, of the Bonds on the Settlement Date (as defined below) (**Consent Solicitation**,

in each case as more particularly described in the Tender and Consent Memorandum.

Announcement

The Company hereby announces that:

(a) at the meeting of the Bondholders convened by the notice delivered to Euroclear Bank S.A./N.V. and Clearstream Banking, *société anonyme* dated 2 September 2009 (**Notice**) and held on 24 September 2009, the Extraordinary Resolution was duly passed by the requisite majority;

(b) the amendments to the terms and conditions of the Bonds and the terms of the fiscal agency agreement dated 19 October 2007 referred to in the Extraordinary Resolution have been effected following the passing of the Extraordinary Resolution;

(c) the Company, following the passing of the Extraordinary Resolution, has exercised its call option (**Call Option**) pursuant to Condition 8(b) (*Redemption at the Option of the Issuer*) in respect of the Bonds not tendered pursuant to the Tender Offer; and

(d) the settlement date for both the Tender Offer and the redemption of Bonds pursuant to the exercise of the Call Option (**Settlement Date**) is expected to be 1 October 2009.

Petropavlovsk PLC
11 Grosvenor Place
Belgravia
London SW1X 7HH

contact@petropavlovsk.net
www.petropavlovsk.net
T: +44(0)20 7201 8900


THE QUEEN'S AWARDS FOR ENTERPRISE 2006 TO PETER HAMBRO MINING PLC

Requests for information in relation to this announcement should be directed to:

The Dealer Manager

J.P. Morgan Cazenove Limited
20 Moorgate
London EC2R 6DA
United Kingdom

Telephone: +44 20 7588 2828
Fax: +44 20 7155 9603
Attention: Joe Seifert
Email: joe.seifert@jpmorgancazenove.com

The Tender Agent

Lucid Issuer Services Limited
Leroy House
436 Essex Road
London N1 3QP
United Kingdom

Telephone: +44 20 7704 0880
Fax: +44 20 7067 9098
Attention: David Shilson
Email: peterhambro@lucid-is.com

DISCLAIMER

This announcement must be read in conjunction with the Tender and Consent Memorandum. This announcement and the Tender and Consent Memorandum contain important information which should be read carefully. If you are in any doubt as to the effect of the matters referred to in this announcement, you are recommended to seek your own financial and legal advice, including as to any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser.


PETROPAVLOVSK

PRESS RELEASE

24 September 2009

Change of Name

Petropavlovsk PLC confirms that, following the Extraordinary General Meeting held on 14 September 2009 and registration by Companies House, the Company's name has been changed from Peter Hambro Mining plc to Petropavlovsk PLC. The Company's ticker symbol will continue to be POG and the new website address is www.petropavlovsk.net

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900
Alya Samokhvalova
Charles Gordon
Rachel Tuft
Heather Williams (Company Secretary)

Merlin
David Simonson +44 (0) 20 7653 6620
Tom Randell


THE QUEEN'S AWARDS FOR ENTERPRISE 2006 TO PETER HAMBRO MINING PLC

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

14 September 2009

Extraordinary General Meeting

Peter Hambro Mining plc announces that its Extraordinary General Meeting was held today and the special resolution approving that the name of the Company be changed to Petropavlovsk PLC, as set out in the Notice, was duly passed on a show of hands. The change of name is subject to registration by Companies House which is expected to occur by close of business on 23 September 2009, after which the change of name will be effected.

Full details of the proxy votes received from shareholders prior to the meeting for the resolution are set out below and will also be made available on the Company's website http://www.peterhambro.com

	Resolution	Votes for (including discretionary	% of votes cast	Votes against	% of votes cast	Total votes cast	Votes withheld
1	To change the name of the Company to Petropavlovsk PLC	99,285,172	99.99	13,280	0.01	99,298,452	44,397

Enquiries:

Peter Hambro Mining Plc +44 (0) 20 7201 8900

Alya Samokhvalova - Group Head of External Communications

Charles Gordon - Investor Relations Officer

Rachel Tuft - Investor Relations Officer

Merlin +44 (0) 20 7653 6620

David Simonson

Tom Randell

THE QUEEN'S AWARDS FOR ENTERPRISE

PETER HAMBRO MINING PLC
11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: www.peterhambro.com Email: corporate@peterhambro.com

10 September 2009

Peter Hambro Mining Plc - Tender Offer and Consent Solicitation: Update

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA (THE "UNITED STATES") OR IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE REPUBLIC OF ITALY ("ITALY").

Invitation by

Peter Hambro Mining Group Finance Limited
(Incorporated in Guernsey with registered number 43253)

to the holders of the outstanding

US$53,000,000 7.00 per cent. Guaranteed Gold Equivalent Exchangeable Bonds due 2012
issued by the Company

to tender their Bonds to the Company for cash (the "Tender Offer")

Further to its announcement of 2 September 2009, pursuant to which Peter Hambro Mining Group Finance Limited (the **"Company"**) announced a Tender Offer and Consent Solicitation to the holders of its outstanding US$53,000,000 7.00 per cent. Guaranteed Gold Equivalent Exchangeable Bonds due 2012 (the **"Bonds"**), the Company hereby informs holders that, as at the Early Tender Deadline (being 4.00 p.m., London time, on 9 September 2009), holders of in excess of 97 per cent. of the Bonds outstanding have offered to tender their Bonds pursuant to the Tender Offer.

The Expiration Deadline is 4.00 p.m., London time, on 22 September 2009. The Tender Offer and Consent Solicitation will remain open until the Expiration Deadline and the Bondholder Meeting will take place at 4.00 p.m., London time, on 24 September 2009.

Bondholders should refer to both the Tender and Consent Memorandum dated 2 September 2009 and the Notice of Meeting for full details of the Tender Offer, the Consent Solicitation and the Extraordinary Resolution to be put to Bondholders at the Bondholder Meeting.

Copies of the Tender and Consent Memorandum are available from the Tender Agent as set out below. Capitalised terms used but not otherwise defined in this announcement shall have the meanings given to such terms in the Tender and Consent Memorandum.

Requests for information in relation to the Offer should be directed to:

The Dealer Manager

J.P. Morgan Cazenove Limited
20 Moorgate
London EC2R 6DA
United Kingdom

Telephone: +44 20 7588 2828
Fax: +44 20 7155 9603
Attention: Joe Seifert
Email : joe.seifert@jpmorgancazenove.com

The Tender Agent

Lucid Issuer Services Limited
Leroy House
436 Essex Road
London N1 3QP
United Kingdom

Telephone: +44 20 7704 0880
Fax: +44 20 7067 9098
Attention: David Shilson
Email: peterhambro@lucid-is.com

DISCLAIMER

This announcement must be read in conjunction with the Tender and Consent Memorandum. This announcement and the Tender and Consent Memorandum contain important information which should be read carefully before any decision is made with respect to the Offer. If you are in any doubt as to the action you should take, you are recommended to seek your own financial and legal advice, including as to any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Bonds are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offer. None of the Dealer Manager, the Tender Agent, or the Company makes any recommendation as to whether Bondholders should tender their Bonds in the Tender Offer or participate in the Consent Solicitation.

OFFER AND DISTRIBUTION RESTRICTIONS

The distribution of the Tender and Consent Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession the Tender and Consent Memorandum

comes are required by the Company, the Dealer Manager and the Tender Agent to inform themselves about, and to observe, any such restrictions.

Neither this announcement nor the Tender and Consent Memorandum constitutes an offer to buy or the solicitation of an offer to sell Bonds, and tenders of Bonds for purchase pursuant to the Tender Offer will not be accepted from Bondholders in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require an offer to be made by a licensed broker or dealer and the Dealer Manager or any of their respective affiliates is such a licensed broker or dealer in any such jurisdiction, such offer shall be deemed to be made by the Dealer Manager or such affiliate, as the case may be, on behalf of the Company in such jurisdiction.

In addition to the representations referred to below in respect of the United States, each Bondholder participating in the Offer will also be deemed to give certain representations in respect of the other jurisdictions referred to below and generally as set out in the Tender and Consent Memorandum. Any tender of Bonds for purchase pursuant to the Offer from a Bondholder that is unable to make these representations will not be accepted. Each of the Company, the Dealer Manager and the Tender Agent reserves the right, in its absolute discretion, to investigate, in relation to any tender of Bonds for purchase pursuant to the Tender Offer, whether any such representation given by a Bondholder is correct and, if such investigation is undertaken and as a result the Company determines (for any reason) that such representation is not correct, such tender shall not be accepted.

United States

The Tender Offer is not being made, and will not be made, directly or indirectly in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of or of any facilities of a national securities exchange of, the United States or to, or for the account or benefit of, US persons (as defined under Regulation S of the Securities Act). This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication. The Bonds may not be tendered in the Tender Offer by any such use, means, instrumentality or facility from or within the United States or by US persons. Accordingly, copies of this announcement and the Tender and Consent Memorandum and any other documents or materials relating to the Tender Offer are not being, and must not be, directly or indirectly mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States or to US persons. Any purported tender of Bonds in the Tender Offer resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of Bonds made by a US person or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States or for a US person will be invalid and will not be accepted.

This announcement and the Tender and Consent Memorandum is not an offer of securities for sale in the United States or to US persons. The Bonds have not been, and will not be, registered under the Securities Act or the securities laws of any state or jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States or to, or for the account or benefit of U.S. persons. The purpose of this announcement and the Tender and Consent Memorandum is limited to the Offer, and neither this announcement nor the Tender and Consent Memorandum may be sent or given to any person other than in an offshore transaction in accordance with Regulation S under the Securities Act.

Each holder of Bonds participating in the Tender Offer will represent that it is not a US person and is not participating in the Tender Offer from the United States or it is acting on a

non-discretionary basis for a principal located outside the United States that is not giving an order to participate in the Tender Offer from the United States. For the purposes of this and the above paragraph, United States means United States of America, its territories and possessions (including Puerto Rico, the US Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any state of the United States of America and the District of Columbia.

Italy

The Tender Offer is not being made, directly or indirectly, in the Republic of Italy ("**Italy**"). The Tender Offer, this announcement and the Tender and Consent Memorandum have not been submitted to the clearance procedures of the Commissione Nazionale per le Societd e la Borsa (CONSOB) pursuant to Italian laws and regulations. Accordingly, Bondholders are notified that, to the extent Bondholders are located or resident and/or located in Italy, the Tender Offer is not available to them and they may not tender Bonds in the Tender Offer and, as such, any Electronic Tender Instruction received from or on behalf of such persons shall be ineffective and void, and neither this announcement, the Tender and Consent Memorandum nor any other documents or materials relating to the Offer or the Bonds may be distributed or made available in Italy.

United Kingdom

The communication of this announcement, the Tender and Consent Memorandum and any other documents or materials relating to the Tender Offer is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (Order)) or within Article 43 of the Order, or any other persons to whom it may otherwise lawfully be communicated in accordance with the Order.

Belgium

Neither this announcement, the Tender and Consent Memorandum nor any other documents or materials relating to the Tender Offer have been submitted to or will be submitted for approval or recognition to the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financiere et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezeri) and, accordingly, the Tender Offer may not be made in Belgium by way of a public offering, as defined in Article 3 of the Belgian Law of 1 April 2007 on public takeover bids or as defined in Article 3 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (together, Belgian Public Offer Law), each as amended or replaced from time to time.

Accordingly, the Tender Offer may not be advertised and the Tender Offer will not be extended, and neither this announcement, the Tender and Consent Memorandum nor any other documents or materials relating to the Tender Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than "qualified investors" within the meaning of Article 10 of the Belgian Public Offer Law (as amended

from time to time), acting on their own account. Insofar as Belgium is concerned, this announcement and the Tender and Consent Memorandum have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Tender Offer. Accordingly, the information contained in this announcement and the Tender and Consent Memorandum may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Tender Offer is not being made, directly or indirectly, to the public in the Republic of France ("**France**"). Neither this announcement, the Tender and Consent Memorandum nor any other document or material relating to the Tender Offer has been or shall be distributed to the public in France and only (a) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (b) qualified investors (investisseurs qualifiés) other than individuals, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code monetaire et financier, are eligible to participate in the Tender Offer. This announcement and the Tender and Consent Memorandum have not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.